SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Management’s Proposal for the Annual Shareholders Meeting
to be held on April 27, 2012

Pursuant to Item III and items I and II, Paragraph 1 of Article 9, to Article 10 and to items I and II of Article 12 of CVM Instruction 481 dated December 17, (“CVMI 481”), the Management of the Company hereby presents items 10, 12.6 to 12.10 and 13 of the Reference Form (Appendix 24 of CVM Instruction 480 dated December 7, 2009) of Braskem S.A. and Appendix 9-1-II of CVMI 481.

The Management Report, Financial Statements, Report of the Independent Auditors, Report of the Fiscal Council and Declaration by the Officers regarding the Report of the Independent Auditor on the Financial Statements (parent company and consolidated), as well as the Annual Financial Statements (DFP) (parent company and consolidated) were lodged at the CVM on March 14, 2012 and are available for consultation on the Investor Relations website of the Company (www.brakem.com.br/ir).

To go directly to the documents cited above, click here.

Officers’ comments on financial matters of the Company

(required by article 9, III of ICVM No. 481 – items 10 of the Reference Form)

10.1 Officers’ comments on financial matters of the Company

(a) Comments on general financial and equity conditions of the Company

The officers of the Company believe that the financial condition and assets of the Company are compatible with its operating segment and sufficient for implementing its plan for growth and sustainable development and to meet all of its obligations as it works proactively to identify better opportunities, create shareholder value and increase the competitiveness of the petrochemical and plastics production chain.

The Company has been consistently expanding its business by increasing its production capacity and consequently its cash generation.

The Company holds net exposure to the U.S. dollar (i.e., more liabilities than assets pegged to this currency). Nevertheless, the officers of the Company believe that such exposure is adequate for the following reasons:

(i) the effect of exchange rate variation has no direct impact on the Company's cash in the short term, since this value represents the effect of exchange rate variation on the Company's debt in particular and will be disbursed when the debt reaches maturity; and

(ii) the Company's cash generation is highly dollarized, so that although the exchange rate may have a negative accounting effect in the short term, there is a net positive impact on the Company's cash flow in the medium term.

The Company has adopted procedures for managing its market risk and credit in accordance with its Financial Management and Risk Management policies in order to protect its cash flow and reduce volatility in the financing of its working capital and investment programs.

(b) Comments on the capital structure and possibility of redemption of shares or quotas

In the following table, the officers show the evolution in the Company's capital structure over the last three fiscal years:

	2011	2010	2009
Capital Market	40%	38%	35%
Brazilian Government Agents	23%	26%	20%
Foreign Government Agents	0%	1%	1%
Structured Transactions	18%	22%	34%
Acquisition of Investments	0%	3%	0%
Working Capital	19%	10%	10%

The Company seeks to diversify its funding sources by obtaining funds in the capital market and through government agents, working capital and other structured operations. Between 2010 and 2011, the Company recorded an increase in its exposure to the capital markets, which now represent 40% of the Company's total exposure in 2011 (38% in 2010). Compared to 2009, this financing source increased by 5 p.p. This growth is in line with the Company's strategy to strengthen its relationships with capital markets, taking advantage of the opportunity cost of these lines, while also maintaining bank credit lines available for working capital operations, with long-term working capital credit lines increasing by 9 p.p. compared to 2010.

A large part of our debt is denominated in U.S. dollar, and at the close of 2011 this percentage stood at 63%, compared to 63% at the end of 2010 and 65% at the end of 2009. Therefore, the Company's total debt, expressed in Brazilian real, can vary from one year to another due to variations in exchange rates.

Net debt at the close of 2011 was R$12.0 billion, representing a 22% increase from R$9.8 billion on December 31, 2010, and a 71% increase from our nominal net debt at the end of 2009 (R$7.0 billion). The increase in 2011 was mainly driven by the following factors: (i) the 13% appreciation in the U.S. dollar against the Brazilian real in the year, which increased the amount of foreign-denominated debt when expressed in Brazilian real; (ii) the amount of resources devoted to operational and strategic investments in 2011, which was higher than in 2010; (iii) the mechanical increase in the amount of debt contracted through contractual provisions for interest rate and monetary variation; (iv) the EBITDA of R$3.7 billion generated in 2011, which was 8% lower than in 2010.

Expressed in U.S. dollar, the Company's net debt stood at US$6.4 billion on December 31, 2011, increasing 8% from US$5.9 billion on December 31, 2010, and increasing 59% from the nominal net debt at the end of 2009 (US$4.0 billion).

On August 26, 2011, the Board of Directors of Braskem approved a new stock buyback program to commence on August 29, 2011 and terminate on August 28, 2012, through which the Company may acquire up to 12,162,504 preferred class “A” common shares at market price. The shares may be acquired by the Company or by financial institutions contracted for this purpose.

The program, which was approved by the Securities and Exchange Commission of Brazil (CVM), provides that, although it will hold the shares repurchased, the financial institutions will not be entitled to receive any dividends declared by the Company.

Upon termination of the program, Braskem will acquire from the financial institutions, at market price, the shares they acquired, at which time the shares will be registered by the Company as “treasury stock”.

As of December 31, 2011, 1,405,400 shares had been repurchased by the financial institutions, for an aggregate amount of R$19,830, at an average weighted cost of R$14.11 (minimum cost of R$13.26 and maximum cost of R$15.15). As of December 31, 2011, the market value of these shares was R$17,989 million.

Additionally, while the program is in effect, the shares repurchased by the financial institutions will be excluded from the calculation base of earnings per share, since in essence they represent shares held in treasury and as such should not be included in the calculation.

(c) Comments on the payment ability in relation to the financial commitments undertaken

The officers believe that the Company's levels of liquidity and financial leverage are adequate to enable it to meet its present and future obligations and to take advantage of business opportunities as they arise.

However, the Company's payment capacity could be affected by various risk factors, as indicated in Item 4 of the Reference Form.

In summary, the Company's main cash requirements include: (i) working capital needs, (ii) debt service, (iii) capital investments related to investments in the operations, maintenance and expansion of its industrial facilities, (iv) funds needed to acquire equity interests in other petrochemical companies, and (v) payment of stock dividends and/or interest on equity.

To meet these cash requirements, the Company has traditionally relied on cash flow from its operating activities, on short-and long-term loans and on the sale of debt securities in the local and international capital markets.

The opinion of the officers is supported by the primary risk-rating agencies, which since 2007 have assigned good ratings to the Company relative to peers. However, in 2011, the Company was assigned credit ratings classified as investment grade. The following table shows the ratings assigned to the Company by the main agencies:

	2011	2010	2009
Fitch	BBB- Stable	BB+ Stable	BB+ Stable
Standard & Poor’s	BBB- Stable	BB+ Stable	BB+ Stable
Moody’s	Baa3 Stable	Ba1 Stable	Ba1 Stable

In 2011, Braskem was assigned investment grade ratings by the three major global credit risk rating agencies.

In late March, Standard & Poor’s and Moody’s upgraded Braskem’s rating to “BBB-“ and “Baa3”, respectively, both with a stable outlook. This achievement reflects the Company’s strategic positioning, the accelerated capture of synergies from the Quattor acquisition, the better debt profile and its permanent commitment to growth and financial solidity.

In November, Fitch Ratings upgraded Braskem’s global rating to “BBB-“, with a stable outlook. The agency noted as positive factors Braskem’s strategic position in the global petrochemical industry, the effective management of its financial profile and its strong ownership structure.

Note also that the Company limits its exposure to credit risk by selling its products to a broad customer base in the domestic and international markets and by regularly conducting credit analyses of its customers. In both markets, the Company uses credit scoring and when necessary requests personal/corporate guarantees. In the international market, the Company uses trade credit insurance companies, sales guaranteed by letters of credit and other forms of guarantees. Lastly, it should also be noted that the Company records a provision for doubtful accounts, which historically has proven sufficient to cover losses on uncollectible receivables.

(d) Comments on sources of funding used for working capital and investments in non-current assets

The Company’s financing needs are met through the use of traditional funding instruments, especially for financing operations contracted through various Brazilian and international institutions. The Company also has an excellent relationship with the capital markets, having carried out issuances in both the Brazilian and international markets. The Company’s diverse funding sources include bonds, medium-term notes, perpetual bonds, debentures, receivables-backed investment funds (FIDCs), advances on exchange contracts, export pre-payments, letters of credit and export credit notes. The good relationship that the Company has maintained with certain financial institutions and its transparency and due diligence with regard to the capital markets have assured it prices and terms that are compatible with its operations and even advantageous relative to the market in certain cases.

(e) Comments on sources of funding for working capital and investments in non-current assets to be used to cover liquidity shortfalls

The officers believe they can overcome any deficiencies in the Company's liquidity through a combination of: (i) funds generated by the Company's general operations; (ii) funds generated by financing, including new financing operations and the refinancing of existing debt; and (iii) funds generated by shortening the cash conversion cycle and the resulting reduction in working capital requirements.

To ensure the financial health of the Company and avoid liquidity shortfalls in the short term, the Company maintains a minimum cash level sufficient to meet its short-term obligations, in addition to having two standby credit lines of US$350 million, which are not subject to Material Adverse Change (MAC) clauses. The institutions participating in this operation are prime banks with low default rates (credit default swap) and  high ratings. Moreover, many financial institutions, including the Brazilian Development Bank (BNDES), have committed to provide financing to the Company in the future, provided that certain conditions precedent regarding disbursements are fulfilled, which the officers believe can be met by the Company.

(f) Comments on indebtedness levels and the characteristics of such debts

The table below shows the evolution in the Company's financial leverage over the past three fiscal years as measured by the "Net Debt/EBITDA" ratio:

	2011		2010		2009
	(R$)	(US$)	(R$)	(US$)	(R$)	(US$)
Net Debt	12.0 billion	6.4 billion	9.8 billion	5.9 billion	7.0 billion	4.0 billion
EBITDA	3.7 billion	2.2 billion	3.8 billion	2.2 billion	2.5 billion	1.2 billion
Net Debt / EBITDA	3.2 x	2.8 x	2.6 x	2.7 x	2.8 x	3.3 x

The Company's financial leverage, as measured by the "Net Debt/EBITDA" ratio, increased between 2010 and 2011. The Net Debt/EBITDA ratio measured in U.S. dollar increased from 2.7x at the end of 2010 to 2.8x at the end of 2011, affected by the lower operating income in the year. In Brazilian real, the leverage ratio stood at 3.20x, increasing 26%, heavily influenced by the stronger U.S. dollar in the period. The officers believe the Company's debt profile can be summarized by the following table:

	2011	2010	2009
Short-term debt	R$1,392 million	R$1,724 million	R$2,207 million
Long-term debt	R$13,772 million	R$11,004 million	R$7,935 million
Debt Brazilian real	37%	37%	34%
Debt subject to currency variation of USD	63%	63%	65%
Debt subject to currency variation of other currencies	0%	1%	1%
Unsecured debt	77%	77%	78%
Debt covered by garanties	23%	23%	22%
Main types of guarantees	Mortgages, machinery and equipment pledges, bank guarantees and insurance policies

It is also important to note that much of our domestic financing was contracted through development agencies, which offer better conditions than the private market.

The Company's funding strategy has been to continue lengthening the average term of its debt, including by amortizing short-term debt through long-term loans, with a priority on issuances of long-term debt securities in the capital markets to increase liquidity levels and improve its strategic, financial and operating flexibility. The financing strategy for the coming years includes maintaining adequate liquidity and a debt maturity profile that is compatible with the expected cash flows. Moreover, the officers believe that capital expenditures will not negatively affect the quality of the Company's debt indicators or its disciplined approach to capital allocation.

In the following section the Company's officers describe (i) the loan and financing agreements they classify as relevant, (ii) other long-term relationships with financial institutions, (iii) the degree of debt subordination and (iv) any restrictions imposed on the issuer.

(i) relevant loan and financing agreements

The officers emphasize that, due to the merger of entities by the Company, significant borrowings are included in this item that associated with contracts signed by these predecessors, including, among others, OPP Química S.A. (and its antecessor OPP Petroquímica S.A.), Trikem S.A. (“Trikem”), Companhia Petroquímica do Sul (“Copesul”), IQ Soluções & Química S.A. (currently Ipiranga Química S.A. – “Quantiq”), Ipiranga Petroquímica S.A. (“Ipiranga Petroquímica”) and Petroquímica Paulínia S.A.

Fixed-rate Notes

In January 2004, the Company issued and sold Notes at 11.75% with aggregate principal of US$250.0 million. The Notes pay interest semiannually in January and June of each year and mature in January 2014.

In July 1997, Trikem issued and sold US$250.0 million in Notes due in 2007 paying interest of 10.625% p.a. The Company assumed Trikem’s obligations related to these instruments as a result of the merger of Trikem by the Company in January 2004. In July 2005, the Company repurchased these notes and reformulated their terms, with the Notes paying interest of 9.375% semiannually in in June and December of each year, and maturity in June 2015. In August 2005, the Company swapped US$150.0 million of the total value of the principal of these Notes for US$150.0 million of the total value of the principal of the notes Issued by one of our subsidiaries in June 2005 and guaranteed by the Company.

In September 2006, the Company issued and sold Notes at 8.00% p.a. with aggregate principal of US$275.0 million. The Notes pay interest semiannually in January and June of each year and mature in January 2017.

In June 2008, the Company issued and sold Notes at 7.250% p.a. with aggregate principal of US$500.0 million. The Notes pay interest semiannually in June and December of each year and mature in June 2018.

In May 2010, the Company issued and sold Notes at 7.00% p.a. with aggregate principal of US$750.0 million. The Notes pay interest semiannually in May and November of each year and mature in May 2020.

In April 2011, the Company issued and sold Notes paying interest of 5.75% p.a. in the aggregate amount of US$750.0 million. The Notes pay interest semiannually in April and October of each year and mature in April 2021.

In July 2011, the Company issued and sold Notes paying interest of 7.125% p.a. in the aggregate amount of US$500.0 million. The Notes pay interest semiannually in January and July of each year and mature in April 2041.

Perpetual Bonds

In October 2010, the Company issued and sold perpetual bonds with aggregate principal of US$450.0 million and interest of 7.375% p.a. The interest on these bonds is paid quarterly in January, April, July and October of each year. The Company may, at its discretion, redeem these bonds, in full or in part, for 100% of the principal plus accrued interest and additional amounts, if any, on any interest payment date as of October 2015.

Bank Credit Facilities

Between September and December 2011, the Company contracted, from Brazilian and international financial institutions, five offshore credit agreements in the individual amounts of US$50.0 million. The amounts are subject to interest of LIBOR plus 1.70% to 2.25% p.a. paid semiannually based on the prior period. The principal is due on the maturity date of between March 2015 and December 2016. As of December 31, 2011, the principal outstanding related to these agreements was R$250.0 million.

Export Prepayment Agreements

In April 2007, the Company signed a pre-export loan agreement with a financial institution for US$150.0 million at interest of LIBOR + 0.77% p.a., to be paid in semiannual installments as of October 2007 based on the prior period. The principal will be paid in three semiannual installments as April 2014. As of December 31, 2011, the principal outstanding related to this agreement was US$150.0 million.

In March 2010, the Company signed a pre-export loan agreement with a financial institution for US$100.0 million at interest of LIBOR + 2.50% p.a., to be paid in semiannual installments as of September 2011 based on the prior period. The principal will be paid in five semiannual installments of March 2013 through maturity in March 2015. As of December 31, 2011, the principal outstanding related to this agreement was US$100.0 million.

In May 2010, the Company signed a pre-export loan agreement with a financial institution for US$150.0 million at interest of LIBOR + 2.40% p.a., to be paid in semiannual installments as of November 2011 based on the prior period. As of December 31, 2011, the principal outstanding related to this agreement was US$150.0 million.

In June 2010, Quattor Participações signed a pre-export loan agreement with a financial institution for US$150.0 million, at interest of LIBOR + 2.60% p.a., to be paid in semiannual installments as of December 2010 based on the prior period. The principal will be paid upon maturity in June 2016. As of December 31, 2011, the principal outstanding related to this agreement was US$150.0 million.

In December 2010, the Company signed a pre-export loan agreement with a financial institution for US$150.0 million at interest of LIBOR + 2.47% p.a., to be paid in semiannual installments as of June 2011 based on the prior period. The principal will be paid in five six-monthly installments as of December 2015. As of December 31, 2011, the principal outstanding related to this agreement was US$100.0 million.

In March 2011, the Company contracted a loan denominated in U.S. dollar from NEXI in the amount of US$200.0 million. The amount is subject to interest of LIBOR plus 1.20% p.a. paid semiannually based on the prior period. The principal will be paid semiannually as of February 2013 through the maturity in February 2021. As of December 31, 2011, the principal outstanding related to this contract was R$200.0 million.

Export Credit Note Facilities

In December 2005, Quattor Petroquímica was extended by a financial institution a R$100.0 million line of export credit notes with interest of 106% of the CDI overnight rate per annum, to be paid semiannually as of January 2011 based on the prior period. The principal will be paid in three semiannual installments as of March 2013. As of December 31, 2011, the principal outstanding related to this contract was R$105.0 million.

In November 2006, the Company was extended by a financial institution a R$78.0 million line of export credit notes with interest of 8.1% p.a., to be paid semiannually as of May 2007 based on the prior period. The principal will be paid upon maturity in May 2013. As of December 31, 2011, the principal outstanding related to this contract was R$78.0 million.

In April 2007, the Company was extended by a financial institution a R$50.0 million line of export credit notes with interest of 7.87% p.a., to be paid semiannually as of October 2007 based on the prior period. The principal will be paid upon maturity in March 2018. As of December 31, 2011, the principal outstanding related to this contract was R$50.0 million.

In May 2007, the Company was extended by a financial institution a R$75.0 million line of export credit notes with interest of 7.85% p.a., to be paid semiannually as of November 2007 based on the prior period. The principal will be paid upon maturity in May 2019. As of December 31, 2011, the principal outstanding related to this contract was R$75.0 million.

In January 2008, the Company was extended by a financial institution a R$150.0 million line of export credit notes with interest of 7.3% p.a., to be paid semiannually as of May 2007 based on the prior period. The principal will be paid upon maturity in February 2020. As of December 31, 2011, the principal outstanding related to this contract was R$150.0 million.

In June 2010, the Company was extended by a financial institution a R$200.0 million line of agricultural credit notes with interest of 12.13% p.a., to be paid on the maturity date. The principal will be paid upon maturity in June 2014. As of December 31, 2011, the principal outstanding related to this contract was R$200.0 million.

In February 2011, the Company was extended by a financial institution a R$250.0 million line of export credit notes with interest of 99.0% of the CDI overnight rate, to be paid on the maturity date. The principal will be paid in 2 installments consisting of R$50 million in February 2013 and R$200 million upon maturity in February 2014. As of December 31, 2011, the principal outstanding related to this contract was R$219.7 million.

In June 2011, the Company was extended an R$80.0 million line of agricultural credit notes by a financial institution with interest of 98.5% of the CDI rate to be paid upon maturity. The principal will be paid upon maturity in June 2014. As of December 31, 2011, the principal outstanding related to this contract was R$84.6 million.

In April 2011, the Company was extended by a financial institution a R$460.0 million line of export credit notes with interest of 112.5% of the CDI overnight rate, to be paid quarterly based on the prior period. The principal will be paid upon maturity in April 2019. As of December 31, 2011, the principal outstanding related to this contract was R$460.0 million.

In August 2011, the Company was extended by a financial institution a R$400.0 million line of export credit notes with interest of 112.5% of the CDI overnight rate, to be paid quarterly based on the prior period. The principal will be paid upon maturity in August 2019. As of December 31, 2011, the principal outstanding related to this contract was R$403.8 million.

In November 2011, the Company was extended by a financial institution a R$400.0 million line of export credit notes with interest of 112.5% of the CDI overnight rate, to be paid semiannually based on the prior period. The principal will be paid upon maturity in November 2019. As of December 31, 2011, the principal outstanding related to this contract was R$404.7 million.

Credit Facilities with BNDES

In December 2006, the Company entered into a R$566.2 million credit agreement with the Brazilian Development Bank (BNDES) to finance the construction of a new polypropylene plant in Paulínia, São Paulo. The loans related to the agreement are secured by a mortgage on the property on which the plant will be built. The interest on the first tranche of this agreement will be paid quarterly between December 15, 2006 and January 15, 2009 and monthly thereafter until maturity. The interest on the second tranche of this agreement will be paid quarterly between December 15, 2006 and December 15, 2008 and monthly thereafter until maturity. The outstanding principal for all tranches will be paid in 72 equal and consecutive monthly installments, with the last installment due on January 15, 2015. As of December 31, 2011, the principal outstanding related to this agreement was R$270.6 million.

In September 2006, Companhia Petroquímica do Sul, at the time COPESUL, contracted a R$338.4 million credit line from the BNDES. Of this amount, R$33.8 million is remunerated at the variation in the U.S. dollar against the Brazilian real plus 5.41% to 6.09% p.a. and R$304.5 million is remunerated at the Long-Term Interest Rate (TJLP) plus 2.02% to 3% p.a. The total term of this operation is 6 years, with a one-year grace period and the last payment due in July 2014. The credit line will be used to finance the Company’s industrial projects as well as others related to health, safety and the environment. As of December 31, 2011, the principal outstanding related to this credit line was R$110 million.

In May 2009, the Company contracted a R$555.6 million credit line from the BNDES. Of this amount, R$52.2 million is remunerated at the variation in the U.S. dollar against the Brazilian real plus 6.17% p.a. and the remainder remunerated at the Long-Term Interest Rate (TJLP) plus 0% to 4.78% p.a. The total term of this operation is 8 years, with a two-year grace period and the last payment due in July 2017. This line with be used to install the Ethylene-Ethanol Unit at the Triunfo Petrochemical Complex in Rio Grande do Sul related to the Green Polyethylene Project described in item 10.10 (a) of this Form, in the subitem “ongoing investments”. As of December 31, 2011, the principal outstanding related to this contract was R$548 million.

In December 2009, the Company contracted a R$500 million credit line with the BNDES to finance the Company’s industrial projects as well as others projects related to health, safety and the environment. Of the amount, R$80.5 million is remunerated at the variation in the U.S. dollar against the Brazilian real plus 6.17% p.a., R$97.4 million at 4.5% p.a., and the remainder at the Long-Term Interest Rate (TJLP) + 2.58% p.a. The term of the operation is 6.5 years, with a grace period of 18 months and the last payment due in January 2017. As of December 31, 2011, the principal outstanding related to this line of credit was R$433.2 million.

In October 2006, the then Petroquímica União - QQ contracted a R$295 million loan from the BNDES to finance the expansion in ethylene production at the Santo André plant from 467 kton/year to 700 kton/year. The loan is guaranteed by one of the Quattor Quimica plants located between the cities of Mauá and Santo André. The first tranche of the loan of R$29.0 million is remunerated at the variation in the U.S. dollar against the Brazilian real plus 6.59% p.a. and the remaining tranches of the loan are indexed to the Long-Term Interest Rate (TJLP) plus between 1% and 3.5% p.a. Interest is paid quarterly from October 2006 to October 2009 and on a monthly basis thereafter, with amortization of the principal in 72 installments, as originally agreed. As of December 31, 2011, the principal outstanding related to this contract was R$188.9 million.

In October 2006, Petroquímica União - QQ contracted a R$205.2 million loan from the BNDES divided into three credit lines which will be used to supplement the funds needed for the project to expand capacity at the ethylene plant located at Santo André from 467 kton/year to 700 kton/year. This financing is guaranteed by one of the Quattor Quimica plants located between the cities of Mauá and Santo André. The first tranche of R$20.5 million is remunerated at the variation in the U.S. dollar against the Brazilian real plus 6.39% p.a. and the remaining tranches are indexed to the Long-Term Interest Rate (TJLP) plus between 2.8% and 3.3% p.a. The interest is paid quarterly between August 2007 and October 2009 and on a monthly basis thereafter. The principal is also amortized monthly in 78 installments. As of December 31, 2011, the principal outstanding related to this contract was R$135.7 million.

In June 2008, Polietilenos União executed a R$240.2 million credit agreement with the BNDES divided into 4 credit lines. The funds will be used to finance the capacity expansion of the polyethylene plant at Capuava from 120 kton/year to 320 kton/year. The first line of R$23.8 million is remunerated at the variation in the U.S. dollar against the Brazilian real plus 6.09% p.a. The other lines are indexed to the Long-Term Interest Rate (TJLP) plus between 1.0% and 3.0% p.a. Interest is paid quarterly between June 2006 and July 2009 and thereafter on a monthly basis, together with the amortization of the principal, in 60 installments. As of December 31, 2011, the principal outstanding related to this agreement was R$124 million.

In September 2007, Petroquímica União – QQ, executed a R$118.6 million credit agreement with the BNDES divided into 3 credit lines. The funds will be used to finance the 97.5-kilometer gas pipeline, which extends from REVAP in São José dos Campos to RECAP in Mauá, as well as the 1.5-kilometer stretch from Mauá to PQU. This financing is guaranteed by one of the Quattor Quimica plants located between the cities of Mauá and Santo André. The first R$11.6 million credit line is remunerated at the variation in the U.S. dollar against the Brazilian real plus 6.39% p.a. The other lines are indexed to the Long-Term Interest Rate (TJLP) plus 2.8%. Interest is paid quarterly between September 2007 and October 2010 and on a monthly basis thereafter, together with the amortization of the principal, in 72 installments. As of December 31, 2011, the principal outstanding related to this contract was R$94.1 million.

In November 2011, the Company drew down, from the credit line contracted in June 2007, R$175.6 million for use in the construction of a new butadiene plant. The first tranche is remunerated at the variation in the U.S. dollar against the Brazilian real plus 6.04% p.a. and the remaining tranches are remunerated at the Long-Term Interest Rate (TJLP) plus 0% to 3.45% p.a. The total term of the contract is 9 years, with grace period of 1.5 years, with the last installment due in January 2021. As of December 2011, the principal outstanding related to this contract was R$80.2 million.

In December 2011, the Company drew down, from the credit line contracted in November 2011, R$353.4 million to finance projects for modernizing industrial plants and in the areas of health, safety and the environment relative to fiscal year 2011. Of the total amount, R$53.6 million is remunerated at the variation in the U.S. dollar against the Brazilian real plus 6.04% p.a. and the remainder is remunerated at the Long-Term Interest Rate (TJLP) plus 2.05% to 3.45% p.a. The total term of the contract is 6 years, with grace period of 1 year, with the last installment due in January 2018. As of December 2011, the principal outstanding related to this contract was R$150.4 million.

Credit Facilities with FINEP

In August 2010, the Company was extended a credit line under the Inova Brasil program of FINEP, which is the research and project finance mechanism of the Ministry of Science and Technology. The funds are used to finance Braskem’s technology program between 2008 and 2010, including several research projects on products based on plastic resins. The value of the contract is R$111.1 million, with R$100.0 million in financing available through FINEP, with the Company providing R$11.1 million in matching funds. The line has a cost of 4.5% p.a., term of 8.3 years (100 months) and grace period of 1.6 years (20 months), with the last payment of principal due in January 2019. This line is secured by a bank guarantee. As of December 31, 2011, the principal outstanding related to this contract was R$28.8 million.

(ii) other long term relationship with financial institutions

With the exception of the relationships arising from the loan and financing contracts, for which the more relevant items are described above, the Company does not maintain any other long-term relationships with financial institutions.

(iii) degree of subordination of the debt

For the purposes of ordering the credit classifications, the Company’s debt is not secured by guarantees, with the exception of the debt contracted from the BNDES, FINEP and BNB, which is secured by security interest. From the contractual standpoint, there is no subordination of debt, with the payment of each debt following the payment schedule established for each contractual instrument, independent of the payment of the other debts.

(iv) restrictions imposed on the Company

Certain credit agreements entered into by the Company impose certain restrictions that if not observed may characterize a default event, in accordance with the definitions in the respective contractual instruments, and/or trigger the early maturity of the debt in question and/or certain crossed debts.

The first indicator imposes a limit on Braskem’s debt as a function of its EBITDA generation capacity. It is calculated by dividing consolidate net debt by consolidated debt in the last 12 months. This indicator is calculated in U.S. dollar, using the closing quote for the PTAX exchange rate to calculate net debt and the average dollar exchange rate in the last four quarters to calculate EBITDA.

The second indicator in Braskem’s contracts consists of the division of consolidated EBITDA by net interest, which corresponds to the difference between the interest paid and the interest received. This indicator is verified on a quarterly basis and calculated in U.S. dollar.

A summary of the operations and their limits follows:

Indicator/Limit	Currency
Net Debt/EBITDA < 4.5	USD
EBITDA /Net Interest > 1.5	USD

The EBITDA for these operations is calculated as follows:

EBITDA = GI (-) SG&A (+) DAC (+/-) ORD (+) DIOE
GI=Gross Income	ORE=Other Operating Revenue and Expenses
SG&A=Selling, General and Administrative Expenses	DIOE=Dividends and Interest On Equity received from unconsolidated companies
DAC=Depreciation Allocated to cost of Goods Sold

The officers declare that as of December 31, 2011, the Company was in compliance with all restrictions and expects to remain within these limits in the foreseeable future.

(g) Comments on the limits of the existing financing lines

All the financing instruments contracted by the Company have been fully drawn down, with the exception of the following contracts:

•      In July 2007, the Company contracted a R$600 million credit line from the BNDES to finance projects, of which R$201.1 million is still available.

•      In December 2010, the Company contracted a R$500 million credit line from the BNDES to finance projects related to health, safety and the environment, of which R$780 million is still available.

•      In December 2010, the Company contracted a R$524.7 million credit line with the BNDES to finance the expansion at the Marechal Deodoro-AL industrial unit by implementing MVC and PVC production units, of which R$170.2 million is still available.

•      In November 2011, the Company contracted a R$2.46 billion credit line with the BNDES to finance projects related to the modernization of industrial plants, productivity increases, innovations, and health, safety and the environment, of which R2.31 billion is still available.

(h) Comments on any significant changes in each item of the financial statements

The most significant changes were in the consolidated financial statements, in the following items:

	Consolidated
	2011	2010
Assets	(R$ ‘000)	(R$ ‘000)
Current
Recoverable taxes	1,036,253	698,879
Non-current
Insurance indemnification	252,670	40,336

Liabilities
Current
Debentures	-	517,741
Non-current
Advances from clients	218,531	-

Shareholders’ equity
Profit reserve	591,307	1,338,908

Assets

Recoverable taxes

In 2011, the variation in the balance of “Taxes recoverable” under current assets was due to the following factors:

•      recoverable taxes of R$46,858 thousand at Braskem Germany arising from its day-to-day operations as of October 2011, which is the date of the acquisition of the polypropylene business acquired by Dow Chemical;

•      increase in the balance of recoverable PIS and COFINS taxes due to the recognition of tax credits on normal operations, in the amount of R$64,233 thousand;

•      circumstantial increase in the balance of recoverable ICMS tax due to the recognition of ICMS on purchases of raw materials and feedstocks, in the amount of R$95,900 thousand;

•      payment of advances on Income Tax and Social Contribution Tax on Net Income, in the amount of R$89,204 thousand.

Insurance indemnifications

In 2011, the Company recognized the amounts receivable from insurers related to the damages that occurred at the plant at UNIB Camaçari (Bahia) and at the Chlor Alkali plant in Alagoas, as described below:

•      indemnification of the damage that occurred in December 2010 and February 2011 to the furnaces and the electrical system at the Olefins plants at the Basic Inputs unit in Camaçari, in the amounts of R$141,247 thousand and R$61,300 thousand, respectively; and

•      indemnification of the damage that occurred at the Chlor Alkali plant in the state of Alagoas, in the amount of R$12,911 thousand.

Liabilities

Debentures

The variations in the period refer to the payment, in July, of the nonconvertible debentures in the amount of R$530,424 thousand, related to the 14th issue.

Advances from clients

The variation in the period mainly refers to the receipt of an advance from an international client for the acquisition of butadiene, for supply between February 2013 and December 2016.

Shareholders’ equity

Profit reserve – Unearned profit reserve

At the end of the period, the reserve registered the following events and amounts:

•      the absorption of the adjusted loss for 2011, in the amount of R$496,455 thousand, in accordance with Brazilian Corporation Law; and

The amount of dividends to be proposed by the Management to the Shareholders’ Meeting, in the amount of R$482,593 thousand.

10.2 Officers’ comments on the Company’s results

(a) Comments on the results of the issuer’s transactions

The Company generates its revenue mainly from the production and sale of products in the basic petrochemical segments, of polyolefins and vinyls (PVC, caustic soda and EDC).

The Company’s operational strategy is based on the optimized use of its assets by means of the maintenance of high rates of capacity use in all industrial units managed thereby, prioritizing the commercialization of products of a greater added value in more profitable markets and segments. As a result of such effort, the Company has been presenting high levels of operational trustworthiness with less volatility in the rates of use of the capacity of its industrial units.

In the last 3 fiscal years, the main factors that materially affected the Company’s operational results were the following:

(i)              variation in the prices of the main input (especially naphtha) and products, mainly in the international market,

(ii)        increase in the condensed oil processing operations, main replacement product of naphtha,

(iii)       variations in the volume of sales in the domestic and international market (resulting in great part from variations in the supply X demand ratio),

(iv)       increase in the efficiency of the production process,

(v)       need for programmed stoppages for maintenance in its basic petrochemicals units,

(vi)       exchange variation, inflation, fluctuations of the interest rates and

(vii)      any changes in the tax laws.

From the operating viewpoint, the Company has been having an excellent industrial and commercial performance, with production records at several units over the last years, improvements on its product mix and greater sales volumes. The Company’s sales of thermoplastic resins on the domestic market in the past years show the Company’s capacity to overcome adverse scenarios.

In 2011, Braskem enjoyed important achievements in its strategic agenda, especially in the dimensions of growth and international expansion, making significant advances in implementing its medium- and long-term vision. As a result, the Company consolidated its position as the largest resin producer in the Americas and one of the largest petrochemical companies in the world. Braskem’s strategy is based on three pillars: a firm commitment to the growing domestic market, through its expansion projects and its support for the development of Brazil’s petrochemical and plastics chain, while always improving the service offered to Clients; its international expansion process, with the acquisition of the Polypropylene business of Dow Chemical and its continued investment in the new integrated Polyethylene plant in Mexico; and lastly, the use of feedstocks made from renewable resources, the consolidation of its leadership in biopolymers through new partnerships with various international clients and the advances in research in Green Polypropylene production.

At the same time, Braskem’s teams continued to focus on maintaining the Company’s operational excellence and minimizing impacts from the contracting global economy caused by the renewed deterioration in the European debt crisis in the second half of the year, precisely when markets were staging a recovery, which weighed on international demand for petrochemical products and in turn impacted industry profitability. The Company’s operating performance was negatively impacted by the challenges posed by the global economic scenario and the stronger Brazilian real in the first half of the year; the incentives granted to imports by certain ports; the unscheduled maintenance shutdown caused by the power blackout that affected plants in the Northeast; and other factors.

Brazil became the world’s sixth largest economy, with GDP in the year of around US$2.4 trillion. However, given the turbulent global environment, the domestic economy continued to decelerate in the fourth quarter, and GDP growth in 2011 was 2.7%.

The lack of definition on any clear strategy to contain Europe’s sovereign debt crisis and its impacts on the global financial system adversely affected the world economic growth in the last quarter of 2011, leading to slowing demand for petrochemicals. In 2011, the Brazilian resins thermoplastic demand was similar to the previous year, at 4.9 million tons. The main impact was the higher imports of manufactured goods, which in large part were driven by the ICMS tax benefits granted by certain Brazilian ports, combined with the stronger local currency.

In addition to the unfavorable economic environment, the main challenges faced by the Company included (i) the power blackout that impacted the production of the assets located in Brazil’s Northeast; (ii) the competition from imported products, which benefitted from ICMS tax discounts and the stronger real; (iii) the narrowing spreads in the second half of the year, which followed the trend in international markets.

Meanwhile, the Company directed its efforts to boosting its competitiveness by (a) implementing a program to reduce fixed costs, which, despite the merger of the new assets, the wage increases and the inflation measured by the IPCA index of 6.5% in the period, kept Selling, General and Administrative expenses stable in relation to 2010; (b) the capture of synergies from the Quattor assets acquisition, which in 2011 totaled R$400 million in annual and recurring EBITDA, above the expectation of R$377 million; (c) the acceleration in investments in the PVC and Butadiene projects; and (d) finding a solution to combat the fiscal incentives granted by certain Brazilian port to imported goods.

In 2011, Braskem was assigned investment grade ratings by the three major global credit risk rating agencies. In addition, in July 2011, Braskem executed a contract with Dow Chemical for the acquisition of its Polypropylene business (PP). The transaction represented an important step forward in consolidating the Company’s international expansion and positioned it as the largest PP producer in the United States. All such factors had an impact on the total gross revenue of the Company and on the net profits for the period, which will be detailed in the next items of this Form.

The officers’ comments on the perspectives for the Company’s operations are reported below:

The world economy is forecast to grow by 3.3% in 2012, according to the report released by the International Monetary Fund (IMF) in late January, which already considers contraction of 0.5% in the euro zone. With the exception of the United States, where the GDP growth forecast was unchanged at 1.8%, the fund revised downward its growth projections for all other regions. The risk factors remained associated with the potential intensification of the sovereign debt crisis in Europe and the associated impacts on emerging markets.

In the case of Brazil, we expect GDP to grow by around 3.5%. Imported products, which gained ground in the Brazilian market in 2011 in various sectors (textiles, machinery and equipment, motor vehicles, petrochemicals), driven by the granting of ICMS tax benefits at certain ports, the stronger local currency and the robust domestic consumption, should grow more moderately, given that the recent measures adopted by the federal government, such as incentives for domestic vehicles, white goods, textiles, etc., associated with a solution for balancing the competitiveness of local producers in relation to the imported material, should benefit the local producers growth.

Brazil’s robust labor market and continued growth in household income should help improve the performance of the local economy, potentially spurring demand for plastic products, given the rising demand for higher value added products.

In this scenario, Braskem’s strategy remains centered on strengthening its business and increasing its competitiveness, which include: (i) strengthening the partnership with its Clients, with consequent expansion of market share in the domestic market; (ii) supporting the development of the Brazilian petrochemical chain and plastic industry; (iii) pursuing operational efficiency and cost reductions; (iv) adding value to existing streams; and (v) maintaining its solid financial position.

Regarding commodity markets, the political instability in Arab countries, which recently was aggravated by events involving Iran, brought uncertainty and volatility to oil markets and consequently to naphtha markets, which is the main feedstock used by the petrochemical industry.

The scenario remains marked by caution and we expect spreads in the petrochemical industry to remain pressured in 1Q12, despite the recovery in prices. Demand is expected to gradually grow with a consequent spread improvement as of 2Q12.

In the medium and long term, the outlook for the petrochemical industry remains positive. In this light, Braskem maintains its commitment to sustainable growth and development and will continue to act proactively to pursue the best opportunities, seeking to create value for its Clients, Shareholders and the society as a whole, increasing competitiveness throughout the entire petrochemical and plastics production chain, while maintaining its focus on financial discipline.

(b) Comments on changes in revenues due to modification of prices, exchange rates, inflation, variations of volume and introduction of new products and services

As the prices of the Company’s main products are based on international references in dollar, the Company’s prices vary due to changes in these international references, as well as changes in the exchange rate. Therefore, the impacts of prices and exchange rates shall be jointly analyzed. To analyze the changes in volumes, the Company’s officers separated the information between thermoplastic resins and basic petrochemicals, in order to better understand the behavior of each segment.

Braskem recorded consolidated gross revenue in 2011 of R$39.8 billion, up 15% from R$34.7 billion in 2010. In U.S. dollar, revenue came to US$23.8 billion, or 21% higher than the US$19.7 billion in the prior year.

Similarly, the Company’s consolidated net revenue was R$33.2 billion, representing growth of 19% from the net revenue of R$27.8 billion registered in 2010. Net revenue growth benefitted from the higher prices for resins and basic petrochemicals fueled by the higher feedstock prices, which reversed their upward trend in the second half of the year, accompanying the international market, due to the deterioration in the economic crisis. In U.S. dollar, consolidated net revenue was US$19.9 billion, or 25% higher than 2010.

Export revenue in 2011 was US$6.5 billion (corresponding to 33% of net revenue), up 55% from 2010. This performance was basically driven by the continued resale opportunities, in the amount of US$2.6 billion, and the higher prices for certain cracker co-products, such as butadiene, which increased by around 50%.

Polyolefins and Vinyls Performance

In 2011, Brazil’s thermoplastic resin market remained virtually stable in relation to 2010, contracting a slight 0.8%. The demand of 4.9 million tons was affected by the entry of imported manufactured goods during the year. The Polyolefins market (PE and PP) contracted by 2% in the year, while the PVC market expanded by 4%. The solid performance of the PVC market, which is heavily related to the construction industry, accompanied the National Construction Price Index (INCC), which measured inflation of 5.6% in 2011 and maintains a positive path for 2012.

Resin imports advanced and reached market share of 29% in the year, due to: (i) the stability and appreciation in the Brazilian real; (ii) the opportunistic entry of a higher volume of imported materials through ports with incentives, which grant ICMS tax credits benefits (that reach 9% in the state of Santa Catarina), which is a procedure that has been ruled unconstitutional by the Federal Supreme Court (STF); (iii) the deceleration in demand in developed economies, which has made Brazil and other emerging economies attractive consumer markets; and (iv) the shortfall in the PVC market, in which ex producer imports totaled around 330 kton.

Given this scenario, Braskem’s domestic polyolefin sales (PE and PP) decreased by 9% and 7%, respectively. Sales volume was also influenced by the destocking trend in the chain, given the uncertainty in the global scenario. In the specific case of PVC, the decrease of 4% in sales volume was driven by contraction in production, which is explained by the interruption in power supply that adversely affected the Company’s assets located in Brazil’s Northeast. In general, the lower sales volume was partially offset by the higher average price in the period, which accompanied the trend in international markets.

In the export market, Polyolefin sales increased 13% compared to 2010, due to (i) the supply of captive markets in which the Company has qualified sales; and (ii) the windows of opportunity in liquidity markets, particularly Asia.

Despite the adverse effects from the power blackout in the Northeast in 1Q11 and the scheduled shutdowns during the year, Braskem was able to keep its production level stable, producing 4.0 million tons of polyolefins, down 4% from 2010, and 439 kton of PVC, down 8% from 2010.

Performance (tons)	2011	2010	Change. (%)
POLYOLEFINS	(A)	(B)	(A)/(B)

Sales - Domestic Market
PE's	1,524,933	1,674,825	(9)
PP	1,149,814	1,233,301	(7)
Total Domestic Market	2,674,747	2,908,127	(8)

Sales - International Market
PE's	881,762	823,328	7
PP	421,647	330,729	27
Total Exports	1,303,409	1,154,057	13

Total Sales
PE's	2,406,695	2,498,153	(4)
PP	1,571,461	1,564,030	0
Total Sales	3,978,156	4,062,183	(2)

Production
PE's	2,391,136	2,536,776	(6)
PP	1,565,493	1,597,621	(2)
Total Production	3,956,628	4,134,397	(4)

Performance (tons)	2011	2010	Change. (%)
VINYLS	(A)	(B)	(A)/(B)

Sales - Domestic Market
PVC	483,995	504,780	(4)
Caustic Soda	414,996	463,072	(10)

Production
PVC	438,895	475,559	(8)
Caustic Soda	366,923	460,773	(20)

Basic Petrochemicals Performance

The year 2011 was marked by higher prices for basic petrochemicals, especially butadiene, paraxylene and toluene, which experienced average increases of 26% from 2010. These increases are basically explained by the increased competitiveness of gas over naphtha, favoring the use of light feedstocks (e.g., ethane), which limited the supply of cracker co-products.

In 2011, total ethylene and propylene sales decreased by 4% and 10% from the previous year to 872 kton, while total BTX sales decreased by 12%. In general, the reductions in sales volume are explained by the lower supply of products, which was affected by the unscheduled maintenance shutdown due to the power blackout and by the moving forward of a scheduled maintenance shutdown to late 4Q11 in response to the lower demand and uncertainty regarding the global economy. The lower sales volume was partially offset by the higher average price, which registered a double-digit increase in the year.

Average capacity utilization at the Company’s petrochemical compelxes in the year was 83%, compared to 87% in 2010, which reflects the power blackout that affected operations in the Northeast in 1Q11 and the scheduled shutdown at the plants in Rio de Janeiro (former Riopol) and Triunfo, as well as the moving forward to 4Q11 of the maintenance shutdown at the cracker in the state of Bahia. In this scenario, the Company registered a 5% decrease in ethylene production in relation to 2010.

In 3Q11, Braskem executed an agreement with Basf to supply propylene to the acrylic complex in Brazil to be built in Camaçari, Bahia, which will allow the Company to redirect sales of this product from the export market to the domestic market, which will increase value creation through year-end 2014.

Performance (tons)	2011	2010	Change. (%)
BASIC PETROCHEMICALS	(A)	(B)	(A)/(B)

Sales - Domestic Market
Ethylene	491,288	507,407	(3)
Propylene	217,699	254,045	(14)
Cumene	290,875	288,890	1
Butadiene	252,915	250,215	1
BTX*	596,576	604,148	(1)

Sales - International Market
Ethylene	7,737	9,853	(21)
Propylene	155,590	160,398	(3)
Cumene	-	-	0
Butadiene	58,627	77,891	(25)
BTX*	387,240	516,863	(25)

Total Sales
Ethylene	499,025	517,260	(4)
Propylene	373,288	414,443	(10)
Cumene	290,875	288,890	1
Butadiene	311,542	328,107	(5)
BTX*	983,815	1,121,010	(12)
Production
Ethylene	3,119,158	3,276,626	(5)
Propylene	1,412,019	1,520,142	(7)
Cumene	295,529	286,284	3
Butadiene	314,534	321,709	(2)
BTX*	1,165,437	1,310,545	(11)
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

(c) Comments on the impact of inflation, variation in prices of the main inputs and products, foreign exchange and interest rate on the issuer’s operating result and financial result

As well as the sales price of the main products, the Naphtha’s acquisition cost, main input of the Company’s products, is also based on the international reference in dollar, and the price of this input is subject to the variation of international reference and variations in exchange rate.

Braskem’s COGS in 2011 totaled R$29.3 billion, or 25% more than in the previous year, basically reflecting the higher feedstock prices, which were partially offset by the lower production volume and the positive foreign exchange impact of R$1.4 billion in the period.

The average price of ARA naphtha in the year was US$931/ton, or 31% higher than the US$713/ton in 2010. Braskem acquires the bulk of its naphtha feedstock from Petrobras, with the remainder imported directly from suppliers in North African countries, Argentina, Mexico and Venezuela.

Regarding the average reference price of gas feedstock,  Mont Belvieu prices of ethane and propane increased from 2010 by 28% and 25% to reach US$77 cts/gal and US$146 cts/gal, respectively. These price increases were driven by (i) the severe winter in the Northern Hemisphere at the start of the year, which impacted operational levels at plants; and (ii) the unscheduled downtime that limited the supply of gas. In the case of  U.S. Gulf propylene, the average price in 2011 was US$1,629/ton, or 23% higher, impacted by the product’s limited supply.

In 2011, SG&A expenses were R$1.9 billion, virtually in line with the 2010 figure, demonstrating the Company’s efforts to reduce its fixed costs, even in a scenario marked by inflationary pressures.

Braskem’s consolidated EBITDA in 2011 was R$3.7 billion, down 8% from R$4.1 billion in the previous year. Factors contributing to this performance were (i) the lower sales volume, which was affected by the power blackout that impacted production until mid-May and by the scheduled maintenance shutdown; (ii) the narrowing of thermoplastic resin spreads  (accompanying the trend in international markets), which decreased 15% in the year and were partially offset by the higher basic petrochemical  spreads, which widened by around 20%; and (iii) the average appreciation in the Brazilian real of 5% between the periods.

EBITDA margin in 2011 was 11.3%, compressing 330 bps from 14.6% in 2010. Excluding the effects from naphtha resales, EBITDA margin was 12.8% in the year. In U.S. dollar, EBITDA in the year decreased 3% from the previous year to US$2.2 billion in 2011, which reinforces the Company’s exposure to the U.S. dollar.

In 2011, the net financial result was an expense of R$2,805 million, versus the expense of R$1,618 million in the prior year. This variation is mainly explained by the appreciation in the U.S. dollar against the Brazilian real of 13% in the period, which generated a negative impact of R$1.2 billion.

Since Braskem holds net exposure to the U.S. dollar (more dollar-pegged liabilities than dollar-pegged assets), any shift in the exchange rate has an impact on the accounting financial result. On December 31, 2011, this exposure was composed: (i) in the operations, by 59% of suppliers, which was partially offset by 66% of accounts receivable; and (ii) in the capital structure, by 73% of net debt. Given its heavily dollarized operational cash flow, the Company considers this exposure adequate. Practically 100% of the Company’s revenue is directly or indirectly pegged to the variation in the U.S. dollar exchange rate, and approximately 80% of its costs are also pegged to this currency.

Note that the negative exchange variation impact of R$1,237 million does not have a direct impact on the Company’s cash position in the near term. This amount represents exchange-variation accounting impacts, especially on the Company’s debt, which will only be disbursed when the debt, which has an average maturity of 12 years, matures. Dollar-pegged debt has an average maturity of 17 years.

Excluding the effects from exchange and monetary variation, the net financial result in 2011 was an expense of R$1,326 million, which represents a decrease of R$342 million from the net financial expense in the previous year, which is basically explained by the lower amount of non-recurring expenses in the period. In 2011, the non-recurring expenses related to the Liability Management strategy carried out in April and the prepayment of certain financial transactions totaled R$165 million, compared to the R$462 million in non-recurring expenses registered in 2010. In both cases, these expenses were related to operations aimed at adjusting the Company’s debt profile.

With the objective of protecting its cash flow and reducing volatility in the financing of its working capital and investment programs, Braskem adopts market and credit risk management procedures that are aligned with its Financial Management Policy and Risk Management Policy. In December 2011, the Company held seven derivative transactions for hedging purposes and with maturities, currencies, rates and amounts perfectly adequate for the assets or liabilities being hedged. In any given scenario, gains or losses in derivative positions will be offset by gains or losses in the protected assets and liabilities.

In 2011, Braskem reported a loss of R$517 million, which compares with net income of R$1,889 million in 2010. In addition to the lower cash generation capacity in the period, this result was also attributable to the foreign exchange loss of R$1.2 billion, which was driven by the depreciation in the Brazilian real in the second half of the year.

10.3 Officers’ comments on the material effects that certain events have caused or are expected to cause on the Company’s financial statements and its results

(a) Comments on the material effects that the introduction or disposal of operating segment have caused or may cause on the Company’s financial statements and its results.

In 2011, the Company did not introduce or divest any operational segment that caused or is expected to cause relevant effects on its financial statements and results.

(b) Comments on the material effects that the constitution, acquisition or disposal of equity interest have caused or may cause on the Company’s financial statements and its results.

In July 2011, Braskem executed a contract with Dow Chemical for the acquisition of its Polypropylene business (PP). The transaction represented an important step forward in consolidating the Company’s international expansion and positioned it as the largest PP producer in the United States.

The transaction involved 4 industrial units, 2 plants in the United States and 2 plants in Germany. The U.S. assets, located in Freeport and Seadrift, Texas, have combined production capacity of 505 kton/year, which represents 50% of the country’s PP production capacity of 1,425 kton/year. The German assets, located in the cities of Wesseling and Shckopau, have combined production capacity of 545 kton/year.

On September 30, 2011, the acquisition was approved by the antitrust agencies of the United States and (Federal Trade Commission and Antitrust Division of the U.S. Department of Justice) and Europe (European Union). The US$323-million transaction was paid at sight, with the cash disbursement made on the first business day in October. Therefore, as of 4Q11, the results of these assets began to be consolidated in Braskem’s results. The NPV of the synergies identified from the acquisition is US$140 million, which will be captured mainly by optimizing the portfolio, the costs related to logistics and supply and the acquisition of feedstock and by maximizing operating efficiency at the industrial plants.

(c) Comments on the material effects that unusual events or transactions caused or may cause to the Company’s financial statements and its results

In 2011, sales were adversely affected by the blackout that occurred on February 4 in almost all states in Brazil's Northeast, which led to unscheduled shutdowns at the Company’s plants in the region. The estimated impact on the results is approximately R$230 million.

10.4 Officers’ comments on accounting issues

(a) Comments on relevant changes in accounting practices

There were no significant changes in the accounting practices adopted in 2011 compared to 2010.

(b) Comments on the relevant effects of the changes in accounting practices

There were no significant changes in the accounting practices adopted in 2011 compared to 2010.

(c) Comments on reservations and emphasis in the auditor’s opinion.

Qualified opinion:

There were no qualifications in the report of the independent auditors for the fiscal years 2011, 2010 and 2009.

Emphasis of matter:

2011 and 2010

The emphasis of matter paragraph in the report of the independent auditors for the fiscal years 2011 and 2010 refers to the individual financial statements prepared in accordance with the accounting practices adopted in Brazil. In the case of Braskem S.A., regarding the segregated financial statements, these practices differ from IFRS regarding the valuation of investments in subsidiaries and affiliated and shared-control companies. In the financial statements, these investments are assessed by the equity method, whereas under IFRS the valuation is made using the cost or fair value method.

2009

The auditors highlighted in the emphasis of matter paragraph that these transactions would be finalized during 2010, which in fact did occur, and that they would not generate effects on the financial statements for the fiscal year ended December 31, 2009.

10.5 Identification and comments on critical accounting policies adopted by the Company, specially exploring accounting estimates made by the administration with respect to uncertain and material matters for the description of the financial situation and of the results, which require subjective and complex judgments, such as: provisions, contingencies, revenue acknowledgement, tax credits, long term assets, useful life of non-current assets, pension plans, conversion adjustments in foreign currency, environmental recovery costs, criteria for testing assets recovery and financial instruments.

Critical estimates and judgments

Management considers as critical and involving discretion the estimates and assumptions for certain variables that: a) are important for accurately portraying the financial condition and the results of the Company; and (b) require more difficult, subjective or complex judgments by Management and often require the use of estimates that have an impact on inherently uncertain matters.

When preparing the financial statements, the Management of the Company adopted variables and assumptions drawn from its experience in running the business and information provided by specialized consultants, and took into account various other factors that it believes are reasonable and relevant. The actual results may differ from the estimates made using variables, assumptions or different conditions. To provide a better understanding of how the Company forms it judgments concerning future events, including the variables and assumptions used in its estimates, comments on each critical accounting practice considered more complex in the preparation of these financial statements are included below.

Deferred income tax and social contribution

The Company keeps a permanent record of deferred income tax and social contribution on the following bases: (i) tax losses and social contribution tax loss carryforwards; (ii) temporarily non-taxable and undeductible income and expenses, respectively; (iii) tax credits and expenses that will be reflected in the books in subsequent periods; and (iv) asset and liability amounts arising from business combinations that will be treated as income or expenses in the future and that will not affect the calculation of income tax and social contribution.

The recognition and the amount of deferred taxes assets depend on the generation of future taxable income, which requires the use of an estimate related to the Company’s future performance. This information is in the Business Plan, which is approved by the Board of Directors at the end of the second half of every year. This plan is prepared by the Executive Board and its main variables, such as the price of the products manufactured by the Company, price of naphtha, exchange variation, interest rate, inflation rate, and the start-up of operations of new plants are obtained from specialized external consultants.  The Company annually reviews the projection of taxable income. If this projection shows that the taxable income will not be sufficient to absorb the deferred tax, then the corresponding portion of the asset that cannot be recovered is written-off.

Pension plans

The Company recognizes the obligation of the employee defined benefit plans and related costs, net of the plan assets, by adopting the following practices:

(i)      the plan cost is determined by actuaries using the projected unit credit method and the best estimates of the plan’s manager and the Company of the expected performance of the plan’s investments, salary growth, retirement age of employees and discount rates;

(ii)      the plan assets are stated at fair value;

(iii)     plan curtailments result in significant changes in the length of service expected from active employees. A net curtailment gain or loss is recognized when the event is probable and can be estimated.

The discount rate used to determine the future benefit obligation is an estimate of the interest rate of return on the plan assets disclosed by the plan’s management.

Additionally, actuaries, supported by the plan’s manager, also use subjective factors such as rescission, turnover and mortality rates to estimate these factors. The actuarial assumptions used in the Company’s plans can be materially different from the actual results due to changes in economic and market conditions, regulatory events, court decisions, higher or lower rescission rates or longer or shorter longevity of participants (Note 26).

Derivative financial instruments

The Company evaluates the derivative financial instruments at their fair value on the date of the financial statements and the main sources of information are the stock exchanges, commodities and futures markets, disclosures of the Central Bank of Brazil and quotation services like Bloomberg. Nevertheless the high volatility of the foreign exchange and interest rate markets in Brazil caused, in certain periods, significant changes in future rates and interest rates over short periods of time, leading to significant changes in the market value of swaps and other financial instruments. The market value recognized in its financial statements may not necessarily represent the amount of cash that the Company would receive or pay upon the settlement of the transaction.

Useful live of assets

The Company recognizes the depreciation and depletion of its long-lived assets based on their useful life estimated by independent appraisers and approved by the Company’s technicians taking into consideration the experience of these professionals in the management of Braskem’s plants. The useful lives initially established by independent appraisers are reviewed at the end of every year by the Company’s technicians in order to check whether they need to be changed. In December 2011, this analysis concluded that the useful lives applied in 2010 and 2011 should be maintained in 2012.

The main factors that are taken into consideration in the definition of the useful life of the assets that compose the Company’s industrial plants are the information of manufacturers of machinery and equipment, volume of the plants’ operations, quality of preventive and corrective maintenance and the prospects of technological obsolescence of assets.

The Company’s management also decided that (i) depreciation should cover all assets because when the equipment and installations are no longer operational, they are sold by amounts that are absolutely immaterial; and (ii) land is not depreciated because it has an indefinite useful life.

The useful lives applied to the assets determined the following average depreciation and depletion rates:

	Percentage (%)
	2011	2010
Buildings and improvements	3.46	4.12
Machinery, equipment and installations	6.91	6.72
Mines and wells	9.01	9.01
Furniture and fixtures	10.86	10.36
IT equipment	20.80	20.50
Lab equipment	10.18	10.18
Security equipment	9.96	9.96
Vehicles	20.00	20.00
Other	6.38	6.38

Valuation of assets and liabilities in business combinations

In accordance with CPC 15 and IFRS 3, the Company must allocate the cost of the assets acquired and liabilities assumed based on their estimated fair values on the acquisition date.

The Company exercises significant judgment in the process of identifying and evaluating tangible and intangible assets and liabilities and in the determination of their remaining useful lives. The use of assumptions in the evaluation of the assets acquired and liabilities assumed includes an estimate of discounted cash flows or discount rates that may result in estimated amounts that are different from those of the assets acquired and liabilities assumed. The Company contracts a specialized company to evaluate the fair value of the assets acquired and liabilities assumed.

If the future results are not consistent with the estimates and assumptions used, the Company may be exposed to losses that may be material.

Impairment test for tangible and intangible assets

(a)  Tangible and intangible assets with defined useful lives

On the balance sheet date, the Company makes an analysis to determine if there is evidence that the amount of long-lived tangible assets and intangible assets with defined useful lives will not be recoverable. This analysis takes into consideration the following variables that are relevant to the  Business Plan mentioned in Note 3.1: (i) evolution of Industrial Gross Domestic Product; (ii) price of naphtha; (iii) evolution of Brazil’s Gross Domestic Product; (iv) inflation; and (v) foreign exchange rates. The Company uses scenarios projected by specialized consultants to estimate these variables.

When some evidence that the amount of tangible and intangible assets with defined useful lives will not be recovered is identified, the Company compares the amount of these assets with the respective value in use. For this test, the Company uses the cash flow that is prepared based on the Business Plan. The assets are allocated to the CGUs as follows:

Basic petrochemicals operating segment:

•         CGU UNIB Bahia: represented by assets of the basic petrochemicals plants located in the state of Bahia;

•         CGU UNIB South: represented by assets of the basic petrochemicals plants located in the state of Rio Grande do Sul;

•         CGU UNIB Southeast: represented by assets of the basic petrochemicals plants located in the states of Rio de Janeiro and São Paulo;

Polyolefins operating segment:

•         CGU Polyethylene: represented by assets of the polyethylene plants located in Brazil;

•         CGU Polypropylene: represented by assets of the polypropylene plants located in Brazil;

Vinyls operating segment:

•         CGU Vinyls: represented by assets of PVC plants and chloride soda (CS) located in Brazil;

Foreign businesses operating segment:

•         CGU PP USA: represented by assets of polypropylene plants located in the United States;

•         CGU PP Germany: represented by assets of polypropylene plants located in Germany;

•         CGU Green Polyethylene: represented by the Green Polyethylene plant located in Brazil;

Chemical Distribution operating segment:

•         CGU Quantiq – represented by assets of the subsidiaries Quantiq and IQAG.

(b) Goodwill based on future profitability and intangible assets with indefinite useful lives

Whether there are indications that the amount of an asset may not be recovered or not, the balances of goodwill from future profitability arising from business combinations and intangible assets with indefinite useful lives are tested for impairment at least once a year at the balance sheet date.

For the purposes of testing impairment, the Company allocated the goodwill existing at the CGU UNIB South and in the Polyolefins and Vinyls operating segments. The Company’s management allocated the goodwill to the Polyolefins segment based on the way this goodwill is internally managed. The existing goodwill was generated in a business combination that resulted in the simultaneous acquisition of polypropylene and polyethylene plants. The main raw materials of these plants were supplied by the Parent Company, which allowed for the obtainment of significant synergies in the operation. These synergies were one of the main drivers of that acquisition. Accordingly, the Company’s management tested this goodwill and assets for impairment in the ambit of their operating segment since the benefits of the synergies are associated with all units acquired.

Provisions and contingent liabilities

Braskem’s management, based on the opinion of its external legal advisors, classifies the legal and administrative proceedings against the Company in terms of probability of loss as follows:

Probable loss – these are proceedings for which there is a higher probability of loss than of a favorable outcome, that is, the probability of loss exceeds 50%. For these proceedings, the Company recognizes a provision that is determined as follows:

(i)           labor claims – the amount of the provision corresponds to the amount claimed multiplied by the Company’s historical percentage of settlement of claims of this nature;

(ii)          tax claims - the amount of the provision corresponds to 100% of the value of the matter plus charges corresponding to the variation in the Selic rate, which is the rate disclosed by the Central Bank of Brazil;

(iii)         other claims – the amount of the provision corresponds to the value of the matter.

Possible loss – these are proceedings for which the possibility of loss is not remote. The loss may occur, however, the elements available are not sufficient or clear to allow for a conclusion on whether the trend is for a loss or a gain. In percentage terms, the probability of loss is between 25% and 50%. For these claims, except for the cases of business combinations, the Company does not recognize a provision and mentions the most significant ones in a note to the financial statements (Note 28). In business combination transactions, in accordance with the provision in CPC 15 (R1) and IFRS 3, the Company records the fair value of the claims based on the assessment of loss. The amount of the provision corresponds to the value of the matter, plus charges corresponding to the variation in the Selic rate, multiplied by the probability of loss (Note 24(c)).

Remote loss – these are proceedings for which the risk of loss is small. In percentage terms, this probability is lower than 25%. For these proceedings, the Company does not recognize a provision nor does it disclose them in a note to the financial statements regardless of the amount involved.

The Company’s management believes that the estimates related to the outcome of the proceedings and the possibility of future disbursement may change in view of the following: (i) higher courts may decide in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the of a proceeding involving the Company, without any disbursement or without implying the need of any disbursement; and (ii) programs encouraging the payment of the debts, such as refinancing programs (REFIS) implemented in Brazil at the Federal level, in favorable conditions that may lead to a disbursement that is lower than the one that is currently recognized in the provision or lower than the value of the matter.

10.6 – Internal controls related to the preparation of financial statements – Level of efficiency and deficiencies and recommendations in the auditor’s report.

(a) Management's Report on internal controls for the financial statements

The Management of the Company, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), is responsible for establishing and maintaining adequate internal controls related to the financial statements, as defined in the article 13a-15 (f) of the Exchange Act of the United States of America (“Exchange Act”).

The internal controls of a company related to the financial statements are processes developed to provide reasonable comfort regarding the reliability and preparation of the financial statements for disclosure purposes, according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The internal controls of the Company over its financial statements include the policies and procedures that (i) are related to the maintenance of the records that, in reasonable detail, reflect precisely and adequately the transactions and destination of the assets of the Company, (ii) provide reasonable comfort that the transactions are recorded as necessary to enable the adequate disclosure of the financial statements in accordance with IFRS, and that the receipts and payments of the Company are made solely in accordance with the permissions given by the Management and Directors of the Company, and (iii) provide reasonable comfort regarding timely prevention or detection of the unauthorized acquisition, use or destination of the assets of the Company, which could have a relevant effect on the financial statements.

Due to their inherent limitations, internal controls over financial statements may neither prevent nor detect errors. Similarly, projections of an assessment of the efficiency of the internal control for future periods are subject to the risk that these controls may became inadequate due to changes in the conditions, or that the level of adherence to the policies and procedures will deteriorate.

The Management of the Company assessed the effectiveness of the internal controls of the Company over the financial statements in December 31, 2011, according to the criteria established in the rule Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission, and, based on these criteria, the Management of the Company concluded that, as of December 31, 2011, the internal controls of the Company over the financial statements were effective.

(b) Comments on deficiencies and recommendations regarding internal controls contained in the report of the independent auditors

Considering the work conducted by the independent auditors to assess the structure of the internal controls, which seek to assure the adequacy of the financial statements, the Officers of the Company are not aware of any facts or aspects that could indicate the presence of significant deficiencies or material weaknesses in the internal controls for the disclosure of the financial statements.

10.7 Officer’s comments on any public offering of securities

In fiscal years 2011, 2010 and 2009, the Company did not carry out any offers for the public distribution of securities.

10.8 Important items not evidenced in the Company’s financial statements (off balance sheet items)

There are no relevant items that are not reflected in the financial statements of the Company.

10.9 Information regarding items not evidenced in the financial statements indicated in item 10.8

As indicated in item 10.8 in this Form, there are no relevant items that are not reflected in the financial statements of the Company.

10.10 Major elements in the Company’s business plan

(a) Elements in the Company’s business plan related to investments and divestitures forecast and underway

Investments and divestments decisions by the Company are based on prioritizing projects that not only provide returns above their cost of capital, but that also generate high paybacks and are aligned with the business strategy of the Company.

For 2012, total investment is estimated at R$1.7 billion, which includes (a) various expansion projects in the Brazilian market and the Ethylene XXI greenfield project in Mexico; (b) disbursements for maintaining asset operating reliability and for health, safety and the environment; and (c) other operational investments.

(ii)      Investments

Braskem, as part of its medium- and long-term growth plan and in line with its strategy to diversify its energy matrix and increase its competitiveness by gaining access to feedstocks at competitive conditions, is conducting studies and implementing certain projects, which include:

▶ PVC expansion

The project to expand PVC production capacity by 200 kton/y, which should start up in May 2012, required investments of R$604 million through year-end 2011, already considering the tax benefits provided for under the scope of the Special Incentives Regime for the Development of Oil Infrastructure in the North, Northeast and Midwest Regions (REPENEC) granted by the federal government. The total investment expected for the project is approximately US$470 million or R$900 million, already considering the tax benefits.

In late 2011, construction reached over 80% of its schedule, in line with the planning, with over 6.3 million man-hours worked without the occurrence of any injuries with or without lost time, which is a new record for Braskem. The main items of equipment have already been received and are in the final stage of assembly.

The project was financed via two financing lines (i) a R$525-million line from the Brazilian Development Bank (BNDES) with a total term of 9 years and 88% denominated in Brazilian real with a cost of TJLP+1.46%; and (ii) a R$200-million financing line from BNB with repayment in 12 years and interest of 8.5% p.a..

▶ Butadiene

The project to expand butadiene production capacity by 100 kton/y for total expected investment of R$300 million already received disbursements of R$127 million in 2011.

With operations expected to start in July 2012, the Company’s butadiene supply should increase by approximately 30% to 446 kton/y. The construction project has reached 69% completion, in line with the timetable and without any accidents registered.

In 2011, butadiene prices in international markets rose by around 55% in relation to the previous year, reflecting the growing world demand and limited supply.

To support the project’s financing, in addition to the pre-sale contracts, the Company also contracted from the BNDES a R$176-million financing line with total term of 9 years.

▶ Mexico Project – Ethylene XXI

The integrated project in Mexico in which Braskem and IDESA are participating jointly with interests of 65% and 35%, respectively, involves the production of polyethylene resins using ethane as feedstock and is based on an ethane supply agreement with PEMEX-Gás for the supply of 66,000 barrels/day for 20 years that is based on the Mont Belvieu reference price. The project will increase the diversification of Braskem’s feedstock matrix, making its assets more competitive.

In 2011, the total estimated fixed investment was revised to approximately US$3.0 billion, due to inflation impacts and the more precise detailing of the investments with the progress on the Front End Engineering Design (FEED), which is being developed by a consortium of contractors formed by Technip, ICA Fluor and Construtora Norberto Odebrecht (CNO). The total investment will be structured via project finance (70% debt and 30% equity), with the structuring expected to be concluded in the first quarter of 2012. The financial institutions (which include multilateral agencies, export credit agencies and development banks) engaged in this process, which involves the social-environmental, technical, legal, market and insurance due-diligence processes, contracted independent consultants specializing in their respective fields who are working on a coordinated basis with the project team to finalize this process. The conclusion of construction and the startup of operations are expected in the first half of 2015.

Demand for polyethylene in Mexico in 2011 was 1.9 million tons, with imports accounting for 70% of total demand. In addition to playing a key role in the development of the domestic petrochemical industry, this project will make Braskem the largest resin producer in the local market.

In 2010, we entered into a strategic partnership with Ineos for the technology of the high density polyethylene (HDPE) plants and the noteworthy achievements in 2011 were: (i) the strategic partnership executed with Lyondell Basell for the use of Lupotech T technology at the low density polyethylene (LDPE) plant, which has production capacity of 300 kton/y; (ii) selection of Technip as the technology supplier for the ethylene cracker with annual production capacity of 1 million tons; (iii) the start of works to prepare the site for construction of the industrial complex, given the soil conditions and the region’s rainy season; and (iv) the acceleration of the acquisition of equipment with long manufacturing and delivery lead times.

In addition to structuring the financing, in 2012 we expect to: (i) finalize the detailing of the engineering project; (ii) acquire the remaining long-term equipment for the complex; (iii) mobilize the construction works; and (iv) begin selling products to Mexican clients via pre-marketing.

▶ Green Polypropylene Project

Braskem, as part of its strategy to become the world leader in sustainable chemical, is developing a project for the production of Green Polypropylene with capacity of at least 30 kton/y. In 2011, the Company obtained the license for the plant’s construction and the basic engineering studies were concluded. The project, which must still be approved by the Board of Directors in 2012, should begin operations in the second half of 2013.

▶ Comperj Petrochemical Project

Braskem, consistent with its commitment to supply Brazil’s growing demand for thermoplastic resins, is evaluating potentially participating in the Rio de Janeiro petrochemical project (Comperj), which will produce and market resins and basic petrochemicals made from competitive feedstocks.

The Front End Loading (FEL1) business plan was concluded in April 2011, and the final detailing of the scope of the petrochemical project (FEL2) should be concluded during 2012, following confirmation of the feedstock to be used. In 2013, Braskem is expected to determine the best way to develop and install the project, which must be examined by the Board of Directors before a final investment decision is made in early 2014.

▶ Other projects under development in Latin America

Braskem also has similar projects in less advanced phases in Peru, Bolivia and Venezuela.

In Peru, in November 2011, Braskem and Petróleos Del Perú (PetroPerú) executed a Memorandum of Understanding to complement the technical and economic feasibility studies for a petrochemical project. The objective is to assess the feasibility of installing integrated units with estimated ethylene and polyethylene production capacity of 1.2 million ton/y, using as feedstock ethane from gas reserves in the Las Malvinas region. Similarly, Braskem remains interested in evaluating the feasibility of a project to build an ethane-based petrochemical complex in southern Bolivia.

Braskem also inaugurated an office in the city of Lima that will provide support to the team involved in the project and to the commercial team already working in the country.

In Venezuela, in 2010, Braskem and Pequiven, with the participation of PDVSA and the Ministry of Energy and Oil, entered into new agreements for analyzing and installing a project with polypropylene production capacity of approximately 300 kton/y at the Paraguaná Refinery Complex in the state of Falcon. The Polimérica project was suspended due to the lack of definition regarding the availability of feedstock in the region of the Jose complex.

(ii)      Sources of financing for investments

The Company strives to meet its investments plan, prioritizing credit lines contracted with official agents (including financial institutions of support), both national and international (such as those described in item 10.1(f) of this Form in sub-item “loans with BNDES to support development”), since in general these agents offer more favorable terms for the Company.

Investments that cannot be financed by these sources will be financed by (i) cash flow from the Company's operating activities, or by (ii) other sources such as loans and financing (such as those described in all sub-items of item 10.1(f) of this Form).

(iii)     Ongoing and planned relevant divestments

In 2011 there were no relevant divestments and/or any scheduled divestments.

(b) Elements in the Company’s business plan related to acquisition of plants, equipment, patents or other assets which may substantially affect the Company’s production capacity and that have already been disclosed

The objective of the Company is to be the world leader in sustainable chemistry, innovating to better serve people. In this sense, it not only plans to make investments (according to item 10.10(a) of this Form, in sub-item “investments”), but also considers the acquisition of plants and companies whenever they do not adversely affect the solidity of the capital structure. According to the Company's business plan, not only the investments, but also the acquisitions, could assist (i) in the growth and consolidation of the Company in regional and international markets, and (ii) in accessing the main consuming markets and new alternatives of competitive raw materials.

(c) Elements in the Company’s business plan related to new products and services

Braskem, in keeping with its commitment to develop the petrochemical industry and plastics chain, has based its strategic-innovation management on creating new technologies, processes and products.

The aim is to meet its clients’ needs and propose new solutions that add quality to the final products offered to society. To achieve this goal, Braskem has two Innovation & Technology centers, one in Brazil and the other in the United States, with some 240 specialized professionals who are dedicated to developing new products and applications, as well as to conducting tests and achieving implemental improvements in existing products and processes.

Some of the achievements in the area of Innovation & Technology in 2011 are described below:

a) Receipt of the 2011 FINEP Innovation Award in the National – Large Company category, which reflects the more than 30 patents filed for during the year and the investments in alternative sources of renewable raw materials;

b) Approval of Braskem’s Renewable Chemicals Business Plan by PAISS, which is a joint initiative by the Brazilian Development Bank (BNDES) and the Finep research and project finance mechanism to select business plans and foster projects that develop, produce or market new industrial technologies for processing biomass created in the sugarcane production process.

Working in partnership with research institutions of renowned competence has provided important results for Braskem, which led to another 30 patents being filed for during 2011, for a total of 445 patents already registered by the company.

In 2011, the innovation pipeline at the Polymers Business Unit (UNPOL), whose net present value is US$654 million, registered the record launch of 22 new products with combined net present value of US$294 million.

 (i)     Description of ongoing research that has already been disclosed

a)              Execution of an agreement with the State of Bahia for the development of technologies focused on sustainability. The fiber UTEC, which was developed by Braskem with 100% local technology, is the first project under the partnership and the world’s first fiber developed for applications involving pre-salt oil exploration and military armor.

b)   The establishment of a solid partnership between Braskem and the Petrobras Research Center (CENPES) for the development of joint projects of strategic interest to the country and to the competitiveness of the national petrochemical industry, based on the development of polymers made from renewable sources and technologies/products of particular importance for overcoming the technological challenges inherent to oil exploration.

c)    A partnership with Novozymes, a global leader in the production of industrial enzymes, for the research and development of polypropylene (PP) made from sugarcane.

d)    A partnership agreement with Laboratório Nacional de Biociências (LNBio) to conduct research in the area of biotechnology, seeking to develop products that are economically competitive as well as sustainable, based on the use of renewable raw materials. In 2011, LNBio obtained the Certificate of Quality in Biosafety (COB) from the National Technical Biosafety Board.

e)    Partnership contracts with important national and international universities: during the year, partnership contracts with important national and international universities, such as UNICAMP, UFRJ, UFRGS, USP, Waterloo in Canada, and Wageningen in the Netherlands, were established for the development of technological projects.

(ii)      Total amount spent on research for new product development

In 2011, the Company invested R$99.1 million in research and development, part of which was invested in seeking to improve existing products and processes, and part in the research and development of new products and processes.

(iii)      Description of projects related to the development of new products that have been already disclosed

No projects related to the development of new products have been disclosed.

(iv)     Total amount spent on projects to develop new products

Not applicable.

10.11 Other factors that substantially affected the operational performance and that have not been identified or commented in the other items of this section

There are factors that materially influenced the operational performance of the Company that have not been identified or commented on in the other items of this section.

Election of Fiscal Board Members

(required by article 10 of ICVM No. 481 – items 12.6 to 12.10 of the Reference Form)

12.6 Personal information on member candidates for the Company’s Fiscal Board

Name	Age	Profession	CPF or Passport	Elective Position to which the candidate is nominated	If elected, date of election and date of investiture	If elected, term of office	Other positions or titles held at the Company	Appointed by the Controlling Shareholder
Fiscal Board
Afonso Celso Florentino de Oliveira	40	Accountant	874.220.506-91	Fiscal Board Member (alternate)	04.27.2012	1 year	No	Yes
Ismael Campos de Abreu	56	Accountant	075.434.415-00	Fiscal Board Member (sitting member)	04.27.2012	1 year	No	Yes
Aluizio da Rocha Coelho Neto	39	Accountant	031.525.087-94	Fiscal Board Member (sitting member)	04.27.2012	1 year	No	Yes
Jayme Gomes da Fonseca Júnior	45	Business Administrator	350.606.895-49	Fiscal Board Member (alternate)	04.27.2012	1 year	No	Yes
Carlos Alberto Siqueira Gomes	47	Accountant	771.775.767-20	Fiscal Board Member (alternate)	04.27.2012	1 year	No	No
Maria Alice Ferreira Deschamps Cavalcanti	51	Chemical Engineer	544.152.507-00	Fiscal Board Member (sitting member)	04.27.2012	1 year	No	No
Antônio Luiz Vianna de Souza	56	Equipment Engineer	622.307.437-91	Fiscal Board Member (sitting member)	04.27.2012	1 year	No	No
Marcílio José Ribeiro Junior	38	Accountant	020.822.297-93	Fiscal Board Member (alternate)	04.27.2012	1 year	No	No

12.7 Professional information on members of the statutory committees, as well as audit, risk, finance and compensation committees, even if such committees or structures are non-statutory

Not applicable.

12.8 Professional information on the member candidates to the Fiscal Board

(a) curricula

Sitting Members

ALUIZIO DA ROCHA COELHO NETO

Mr. Neto is currently the Controller of Construtora Norberto Odebrecht S.A. (“CNO”), having held the position of leader of the International Tax Planning area of such company, which indirectly owns more than 5% interest in the Company through the same class or type of securities. Mr. Neto was a member of the Fiscal Board of BRK Investimentos Petroquímicos S.A. (“BRK”), a direct controlling company of the Company. From 2002 to 2008, Mr. Neto worked in the Company’s tax area, having occupied the position of Manager of Tax Planning. He previously worked for 9 years at PricewaterhouseCoopers. With the exception of the position held as a member of the Company’s Fiscal Board during the year 2010, Mr. Neto does not and has not held an administrative position in any other publicly-held company. Mr. Neto holds an undergraduate degree in Accounting Sciences from Universidade Federal do Espírito Santo [Federal University of Espírito Santo] and an MBA in controllership from USP/FIPECAFI.

ISMAEL DE CAMPOS ABREU

Mr. Abreu has been a Director of Kieppe Participações e Administração Ltda. since April 2011, a company that indirectly owns more than 5% interest in the Company through the same class or type of securities. From 1995 to March 2011, he worked as a controller of Odebrecht S.A. (“Odebrecht”), a company that indirectly owns more than 5% interest in the Company through the same class or type of securities. He was also a member of the Fiscal Board of BRK, a direct controlling company of the Company. From 1978 to 1985, he worked as the Manager of the Tax Consulting division of PricewaterhouseCoopers; from 1986 to 1988, he was the controller of Corrêa Ribeiro S.A. Comércio e Indústria; from 1989 to 1991, he was the manager of the consulting area of Arthur Andersen; and from 1992 to 1995, he was a partner of Performance Auditoria e Consultoria. He was a member of the Fiscal Board of Petroflex Indústria e Comércio S.A. (“Petroflex”) until the sale of the interest held by the Company in Petroflex in April 2008. From March 2006 to March 2008, he worked as a member of the Fiscal Board of Companhia Petroquímica do Sul – Copesul (“Copesul”). With the exception of the position held as a member of the Company’s Fiscal Board since April 2003 and the positions mentioned above, Mr. Abreu does not and has not held an administrative position in any publicly-held company. Mr. Abreu holds an undergraduate degree in Accounting from Fundação Visconde de Cairú [Visconde de Cairú Foundation] and a graduate degree in Economic Engineering from Centro Interamericano de Desenvolvimento [Inter-American Development Center].

MARIA ALICE FERREIRA DESCHAMPS CAVALCANTI

Mrs. Cavalcanti has worked as the Executive Tax Manager for the Financial Executive Office of Petrobras since 2003, a company that directly owns more than 5% interest in the Company through the same class or type of securities. She began her career at Petrobras in 1983 as a processing engineer and has worked in various areas of the company since that time, primarily in the supply, new business, finance and tax areas. Mrs. Cavalcanti was a member of the Fiscal Board of BRK, a direct controlling company of the Company. Mrs. Cavalcanti does not and has not held an administrative position in any other publicly-held company. Mrs. Cavalcanti holds an undergraduate degree in chemical engineering from Universidade Federal do Rio de Janeiro [Federal University of Rio de Janeiro] and a graduate degree in petroleum processing engineering from Universidade Petrobras [Petrobras University]. She also holds a master’s degree in Marketing and Strategy from Pontifícia Universidade Católica do Rio de Janeiro [Pontifical Catholic University of Rio de Janeiro] and an MBA in finance from IBMEC.

ANTÔNIO LUIZ VIANNA DE SOUZA

Mr. Souza has worked as the Manager of Financial Planning and Portfolio Management for Petrobras since 2004, a company that directly owns more than 5% interest in the Company through the same class or type of securities. He has also occupied various other positions at Petrobras since 1980. Mr. Souza was a member of the Fiscal Board of BRK, a direct controlling company of the Company. With the exception of the position held as a member of the Company’s Fiscal Board since April 2009, Mr. Souza does not and has not held an administrative position in any other publicly-held company. Mr. Souza holds a degree in Engineering from Universidade Federal do Rio de Janeiro, a degree in Law from Universidade Federal Fluminense [Fluminense Federal University] and obtained his specialized degree in Economics from Fundação Getúlio Vargas [Getúlio Vargas Foundation].

Alternate Members

AFONSO CELSO FLORENTINO DE OLIVEIRA

Mr. Oliveira has worked as the Accounting Manager of CNO since March 2008, a company that indirectly owns more than 5% interest in the Company through the same class or type of securities. From July 1994 to February 2008, Mr. Oliveira held the position of Senior Manager at PricewaterhouseCoopers. He was an alternate member of the Fiscal Board of BRK, a direct controlling company of the Company. With the exception of the position held as an alternate member of the Company’s Fiscal Board during the year 2010, Mr. Oliveira does not and has not held an administrative position in any other publicly-held company. Mr. Oliveira holds an undergraduate degree in Accounting Sciences from Universidade Federal de Minas Gerais [Federal University of Minas Gerais] and an MBA from IBMEC Minas.

JAYME GOMES DA FONSECA JUNIOR

Mr. Fonseca has worked as Chief Financial and Investor Relations Officer for CNO since April 2010, a company that indirectly owns more than 5% interest in the Company through the same class or type of securities. Beginning on the same date, he has also held the positions of Chief Investor Relations Officer for Engipar Participações S.A, Director of OCS-Odebrecht Administradora e Corretora de Seguros Ltda. and Officer of Odebrecht Serviços e Participações S.A. (“OSP”), all belonging to the Odebrecht Organization, the latter of which is a company that directly owns more than 5% interest in the Company through the same class or type of securities. In addition, he has also worked as Officer of Belgrávia Empreendimentos Imobiliários S/A (“Belgravia”) since June 2010, a company that indirectly owns more than 5% interest in the Company through the same class or type of securities. From 1996 to 1999, he worked as Tax Manager of Odebrecht; and from 1993 to 1996, as Tax Manager of CNO. From August 2008 to April 2009, he was the Officer of Odebrecht Realizações Imobiliárias Investimentos S.A. From July 1997 to August 2007, and from November 2007 to March 2008, he held the position of officer of Braskem Petroquímica S.A. From 2004 to 2007, he was a member of the Board of Directors of Politeno Indústria e Comércio S.A. From 2006 to 2007, he held the position of Executive Officer of Ipiranga Petroquímica S/A (“IPQ”) and from April 2007 to March 2008, he cumulatively held the positions of Chief Investor Relations Officer of IPQ, Officer of IQ Soluções & Química S.A (“IQ”), Director of IQAG Armazéns Gerais Ltda., and Director of ISATEC – Pesquisa, Desenvolvimento e Análises Químicas Ltda. From March 2008 to July 2008 he was a member of the Fiscal Board of Copesul. Mr. Fonseca was the controller for the Company from 2004 to 2007. In 2007, he held a position as an alternate member of the Company’s Fiscal board, and from 2008 to April 2010 he held a position as a sitting member of the Company’s Fiscal Board. From 1991 to 1993, he worked as supervisor of Performance Auditoria e Consultoria S.C.; and from 1989 to 1991, he worked as an assistant at Arthur Andersen S.C. With the exception of the position currently held as an alternate member of the Company’s Fiscal Board and the other positions mentioned above, Mr. Fonseca does not and has not held an administrative position in any other publicly-held company. Mr. Fonseca holds an undergraduate degree in Business Administration from UNIFACS and master’s degree in finance from the Pontifícia Universidade Católica do Rio de Janeiro and in Accounting and Finance from the University of Manchester.

CARLOS ALBERTO SIQUEIRA GOMES

Mr. Gomes has worked in the Financial area of Petrobras since 2002, a company that directly owns more than 5% interest in the Company through the same class or type of securities. Mr. Gomes held the position of General Accounting Manager from October 2002 to August 2004; the position of Accounting Manager for Gas and Energy Business from September 2004 to May 2011; and became the Managerial Costs and Accounting Manager in June 2011. Mr. Gomes was an alternate member of the Fiscal Board of BRK, a direct controlling company of the Company. Mr. Gomes holds an undergraduate degree in Accounting Sciences from Universidade Cândido Mendes [Cândido Mendes University], a graduate degree in Accounting Sciences from Fundação Getúlio Vargas, a Master’s degree in Corporate Economics and Finance from Fundação Getúlio Vargas and an MBA in Executive Management from COPPEAD/UFRJ.

MARCÍLIO JOSÉ RIBEIRO JUNIOR

Mr. Ribeiro has worked in the Financial Governance area of Petrobras since 2006, a company that directly owns more than 5% interest in the Company through the same class or type of securities. From 1998 to 2001, Mr. Ribeiro worked as an accountant at Terminal Garagem Menezes Côrtes S.A.; between 2001 and 2002, he worked as accounting manager for ALTM S.A. Tecnologia e Serviços de Manutenção; from 2002 to 2004, he worked as an accountant for Gás e Participações Ltda; from 2004 to 2005, he worked as accounting manager for Starfish Oil and Gas S.A.; from 2005 to 2006, he worked as controller at Queiroz Galvão. With the exception of the position held as an alternate member of the Company’s Fiscal Board since May 2008, Mr. Ribeiro does not and has not held an administrative position in any other publicly-held company. Mr. Ribeiro holds an undergraduate degree in Accounting from Universidade Federal do Rio de Janeiro and a graduate degree in Economics and Engineering Economics from Universidade Federal Fluminense

(b) description of any of the following events occurring in the last 5 years: (i) any criminal sentence; (ii) any sentence in an administrative proceeding by CVM and the applicable penalties; (iii) any unappealable sentence within the judicial or administrative spheres which may have suspended or made the individual ineligible to practice any professional or business activity

None.

12.9 Marital relationship, common-law marriage or kinship up to the second degree involving member candidates to the Company’s Fiscal Board

(a) between member candidates to the Company’s Fiscal Board and Company’s managers

 The alternate member candidate to the Company’s Fiscal Board, Mr. Jayme Gomes da Fonseca Junior has a marital relationship with Carla Gouveia Barretto, an alternate member of the Company’s Board of Directors.

(b) between: (i) member candidates to the Company’s Fiscal Board and (ii) managers of companies directly or indirectly controlled by the Company.

None.

(c) between: (i) member candidates to the Company’s Fiscal Board or its directly or indirectly controlled companies and (ii) direct or indirect controlling companies of the Company

None.

(d) between: (i) member candidates to the Company’s Fiscal Board and (ii) managers of direct or indirect controlling companies of the Company

The alternate member candidate to the Company’s Fiscal Board, Mr. Jayme Gomes da Fonseca Junior has a marital relationship with Carla Gouveia Barretto, a member of the BRK Executive Office, a controlling company of the Company.

Subordinate, service provision or control relationships involving member candidates to the Company’s Fiscal Board in the last 3 fiscal years and:

(a) company directly or indirectly controlled by the Company:

Sitting Members

ALUIZIO DA ROCHA COELHO NETO

Mr. Neto was a member of the Fiscal Board of Petroquímica Paulínia S.A. from April 2007 to July 2008, a company merged into the Company in September 2008.

ISMAEL CAMPOS DE ABREU

Mr. Abreu:

(i)        was a member of the Fiscal Board of Copesul from March 2006 to March 2008, a company merged into IPQ in September 2008, which was subsequently merged into the Company, also in September 2008;

(ii)        was a member of the Fiscal Board of Refinaria de Petróleo Riograndense S.A (current corporate name of Refinaria de Petróleo Ipiranga S.A.) from March 2007 to March 2008, a company that became a controlled company of the Company in 2009 (jointly with Ultrapar Participações S.A. and Petrobras); and

(iii)       was a member of the Fiscal Board of Petroflex from March 2004 to March 2008, a company whose shares were sold by Braskem in 2008.

Alternate Members

JAYME GOMES DA FONSECA JUNIOR

Mr. Jayme Fonseca:

(i)        was the Executive Officer of IQ from 2007 to 2008, a company controlled by the Company;

(ii)        was the Executive Officer of IPQ from 2007 to 2009, a company that was merged into the Company in September 2008;

(iii)       was a member of the Board of Directors of Politeno Indústria e Comercio S.A. from December 2004 until April 2007 when Politeno was merged into the Company;

(iv)       was the Director of IQAG Armazéns Gerais Ltda. from 2007 to 2008, a company controlled by the Company;

(v)       was the Director of ISATEC - Pesquisa, Desenvolvimento e Análises Químicas Ltda. from 2007 to 2008, a company controlled by the Company;

(vi)       was the Officer of Braskem Petroquímica S.A. from 1997 to 2007, a company controlled by the Company, and later its alternate officer from 2007 to 2008; and

(vii)      was a member of the Fiscal Board of Copesul from March to September 2008, a company merged into IPQ in September 2008 and subsequently merged into the Company, also in September 2008.

(b) direct or indirect controlling companies of the Company

Sitting Members

ALUIZIO DA ROCHA COELHO NETO

Mr. Neto was a member of the Fiscal Board of BRK (the Company’s direct controlling company).

ISMAEL DE CAMPOS ABREU

Mr. Abreu:

(i)        has been a director of Kieppe Participações e Administração Ltda. since April 2011;

(ii)        was the controller for Odebrecht from 1995 to March 2012 (the Company’s indirect controlling company);

(iii)       was an Officer of BRK until July 2010 and a member of its Fiscal Board (the Company’s direct controlling company);

(iv)       was an Officer of OSP until April 2010 (the Company’s indirect controlling company);

(v)       was an Officer of Nordeste Química S.A. – Norquisa (“Norquisa”) from February 2009 until April 2010 (a company that belonged to the Company’s control block until December 31, 2009).

MARIA ALICE FERREIRA DESCHAMPS CAVALCANTI

Mrs. Cavalcanti was a member of the Fiscal Board of BRK (the Company’s direct controlling company).

ANTÔNIO LUIZ VIANNA DE SOUZA

Mr. Souza was a member of the Fiscal Board of BRK (the Company’s direct controlling company).

Alternate Members

AFONSO CELSO FLORENTINO DE OLIVEIRA

Mr. Oliveira was an alternate member of the Fiscal Board of BRK (the Company’s direct controlling company).

JAYME GOMES DA FONSECA JÚNIOR

Mr. Jayme Fonseca:

(i)           Has been an Officer of OSP (the Company’s indirect controlling company) since April 2010;

(ii)          Has been an Officer of Norquisa since April 2010, (the company belonged to the Company’s control block until December 31, 2009);

(iii)         Has been an Officer of Belgrávia since June 2010, a company that indirectly owns more than 5% interest in the Company through the same class or type of securities.

CARLOS ALBERTO SIQUEIRA GOMES

Mr. Gomes was an alternate member of the Fiscal Board of BRK (the Company’s direct controlling company).

(c) if relevant, supplier, client, debtor or creditor of the Company, its controlled or controlling companies, of any of these individuals

Sitting Members

ALUIZIO DA ROCHA COELHO NETO

Mr. Neto has been an employee of CNO since January 2009 (a relevant service provider to the Company).

MARIA ALICE FERREIRA DESCHAMPS CAVALCANTI

Mrs. Cavalcanti is the Executive Tax Manager for the Financial Executive Office of Petrobras.

ANTÔNIO LUIZ VIANNA DE SOUZA

Mr. Souza is an employee of Petrobras.

Alternate Members

AFONSO CELSO FLORENTINO DE OLIVEIRA

Mr. Oliveira has been an employee of CNO since March 2008 (a relevant service provider to the Company).

JAYME GOMES DA FONSECA JÚNIOR

Mr. Fonseca has been an employee of CNO since April 2009 (a relevant service provider to the Company).

CARLOS ALBERTO SIQUEIRA GOMES

Mr. Gomes is an employee of Petrobras.

MARCÍLIO JOSÉ RIBEIRO JUNIOR

Mr. Ribeiro is an employee of Petrobras.

Election of Board of Directors Members

(required by article 10 of ICVM No 481 – items 12.6 to 12.10 of the Reference Form)

12.6 Personal information on members of the Company board of directors and fiscal board

Board of Directors Candidates

Name	Age	Profession	CPF or Passport	Elective Position Sought	Election Date	Term of Office	Other positions or titles held at the Company	Elected by the Controlling Shareholder?
Marcelo Bahia Odebrecht	43	Civil Engineer	487.956.235-15	Board of Directors Member (sitting member)	04.27.2012	2 years	No	Yes
Cláudio Melo Filho	44	Business Administrator	358.882.885-00	Board of Directors Member (alternate)	04.27.2012	2 years	No	Yes
Alfredo Lisboa Ribeiro Tellechea	55	Engineer	296.191.810-34	Board of Directors Member (sitting member)	04.27.2012	2 years	No	Yes
André Amaro da Silveira	48	Engineer	520.609.346-72	Board of Directors Member (alternate)	04.27.2012	2 years	No	Yes
Álvaro Fernandes da Cunha Filho	63	Engineer	030.495.905-72	Board of Directors Member (sitting member)	04.27.2012	2 years	No	Yes
Carla Gouveia Barretto	44	Business Administrator	617.162.195-15	Board of Directors Member (alternate)	04.27.2012	2 years	No	Yes
Felipe Montoro Jens	41	Business Administrator	166.417.478-83	Board of Directors Member (full)	04.27.2012	2 years	No	Yes
Mauro Motta Figueira	42	Production Engineer	115.134.858-90	Board of Directors Member (alternate)	04.27.2012	2 years	No	Yes
Newton Sérgio de Souza	58	Attorney	261.214.417-04	Board of Directors Member (sitting member)	04.27.2012	2 years	No	Yes
Monica Bahia Odebrecht	41	Attorney	541.080.715-49	Board of Directors Member (alternate)	04.27.2012	2 years	No	Yes
Luiz de Mendonça	48	Production Engineer	063.523.448-36	Board of Directors Member (sitting member)	04.27.2012	2 years	No	Yes
Paulo Oliveira Lacerda de Melo	60	Civil Engineer	069.488.394-87	Board of Directors Member (alternate)	04.27.2012	2 years	No	Yes
Paulo Roberto Costa	58	Mechanical Engineer	302.612.879-15	Board of Directors Member (sitting member)	04.27.2012	2 years	No	No
Antonio Aparecida de Oliveira	51	Mechanical Engineer	370.844.456-68	Board of Directors Member (alternate)	04.27.2012	2 years	No	No
Almir Guilherme Barbassa	64	Economist	012.113.586-15	Board of Directors Member (sitting member)	04.27.2012	2 years	No	No
Gustavo Tardin Barbosa	51	Civil Engineer	720.925.307-63	Board of Directors Member (alternate)	04.27.2012	2 years	No	No
José Alcides Santoro Martins	57	Civil Engineer	892.522.258-20	Board of Directors Member (sitting member)	04.27.2012	2 years	No	No
Arao Dias Tisser	36	Civil Engineer	879.023.036-15	Board of Directors Member (alternate)	04.27.2012	2 years	No	No
Francisco Pais	56	Civil Engineer	360.502.887-04	Board of Directors Member (sitting member)	04.27.2012	2 years	No	No
Andrea Damiani Maia de Andrade	40	Attorney	245.431.308-12	Board of Directors Member (alternate)	04.27.2012	2 years	No	No

12.7 Personal information on statutory committee members and members of the audit, risk, finance and compensation committees

The Company does not possess statutory committees. The Company currently possesses the following Board of Directors support committees, all non-statutory and composed of board of directors members: (i) Finance and Investments Committee; (ii) Personnel and Organization Committee; and (iii) Strategy and Communication Committee.

12.8 Professional information on members of the board of directors and fiscal board

(a)  Curricula

BOARD OF DIRECTORS

Sitting Members

MARCELO BAHIA ODEBRECHT (Chairman of the Board of Directors)

Mr. Odebrecht is the president of Odebrecht S.A. (“Odebrecht”), the Company’s indirect controlling company and Construtora Norberto Odebrecht S.A. (“CNO”), a company belonging to the same economic group as the Company. In addition, he has also occupied the position of Vice President of the Brazilian Base Infrastructure Association since 2005, and is a member of the Board of Directors of the Upper Chamber of Commerce since 2005, Vice President of the of the FIEST Higher Council on Infrastructure since 2004 and member of the FIEST Strategic Higher Council since 2003. With the exception of the role performed at the Company, Mr. Odebrecht does not hold any administrative position in any publicly-held company. Mr. Odebrecht holds an undergraduate degree in civil engineering from Universidade Federal da Bahia [Federal University of Bahia] and an MBA from IMD Business School in Lausanne, Switzerland.

ALFREDO LISBOA RIBEIRO TELLECHEA

Mr. Tellechea was responsible for the Company’s Polyolefin unit from 2008 to 2009. Mr. Tellechea previously occupied various positions in the Ipiranga Group, among them, Super intent of the Ipiranga Petroleum Products Distributor from 2002 to 2006; Superintendent of Ipiranga Petrochemical from 2006 to 2007; and president of Companhia Petroquímica do Sul (“Copesul”) from 2007 to 2008. Mr. Tellechea holds an undergraduate degree in civil engineering from Pontifícia Universidade Católica do Rio Grande do Sul (PUC/RS) [Pontifical Catholic University of Rio Grande do Sul] and a graduate degree in marketing from Escola Superior de Propaganda e Marketing (ESPM) [School of Advertising and Marketing].

ÁLVARO FERNANDES DA CUNHA FILHO

Mr. Filho is the president of Valora, a group that is part of Valora Gestão e Negócios Ltda.; Valora Gestão de Investimentos Ltda.; Valora Performa Gestão e Negócios Ltda.; and Valora Assessoria em Operações Financeiras Ltda. Mr. Filho held the title of Vice Chairman of the Board of Directors of Norquisa Química S.A. (“Norquisa”) from 1997 to 1999, a company that indirectly owns more than 5% interest in the Company through the same class or type of securities. Mr. Filho also held the title of Vice President of Odebrecht Química S.A. (“Odebrecht Química”) from 1995 to 1998, a company belonging to the same economic groups as the Company. In 1993, Mr. Filho acted as Executive Vice President of União de Indústrias Petroquímicas S.A (“Unipar”), representing the Odebrecht group (the strategic shareholder of Unipar at the time). Mr. Filho was the Chief Petrochemical Investments Officer for Odebrecht from 1987 to 1993. Mr. Filho holds an undergraduate degree in Civil Engineering and a master’s degree in economics from Universidade Federal da Bahia.

FELIPE MONTORO JENS

Mr. Jens occupies the position of Vice Chief Executive Officer of the financial department at Odebrecht. He is also a board of directors member of several companies within the same economic group as the Company, namely: ETH Bioenergia S.A. (“ETH”), Foz do Brasil S.A. (“Foz do Brasil”), Odebrecht Óleo & Gas S.A. (“OOG”), Odebrecht Transport S.A. (“OTP”) and Madeira Energia S.A, (“MESA”). From January 2007 to February 2012 he was responsible for the investments department, occupying the position of President of Odebrecht Participações e Investimentos S.A. (“OPI”) from August 2009 to February 2012. From April 2005 to December 2006 he held the position of treasurer of CNO. Mr. Jens worked in the project development and structured financing departments of Terna S.p.A from March 2002 to March 2005. He previously occupied positions at Enron Corporation, Odebrecht and PriceWaterhouseCoopers. With the exception of the position as a Company board of directors member, Mr. Jens does not hold any administrative position in any publicly-held company. Mr. Jens holds an undergraduate degree in business administration from Fundação Getúlio Vargas [Getúlio Vargas Foundation] and the title of Master of International Management from The American Graduate School of International Management – Thunderbird.

NEWTON SERGIO DE SOUZA

Mr. Souza is the Vice Chief Executive Officer of the legal department at Odebrecht, and has also been an executive officer of Norquisa since April 2003 and an Officer of OSP. He is also a member of the board of directors of ETH and Foz do Brasil. Mr. Souza previously held various executive positions and the title of board of directors member at Odebrecht subsidiaries and affiliates. Mr. Souza was the chairman of the board of directors of Companhia de Concessões Rodoviárias – CCR (a publicly-held company). He was also the visiting attorney at the law firm Dechert, Price & Rhoads (Philadelphia), senior attorney at the law firm Pinheiro Neto Advogados from 1976 to 1982 and senior attorney for Latin America and the Caribbean for the World Bank (Washington) from 1982 to 1987. With the exception of the position as a Company Board of Directors Member, Mr. Souza does not hold any administrative position in any publicly-held company. Mr. Souza holds an undergraduate degree in law from Pontifícia Universidade Católica do Rio de Janeiro [Pontifical Catholic University of Rio de Janeiro] and an LL.M from the University of Pennsylvania.

LUIZ DE MENDONÇA

Mr. Mendonça has been the Chief Executive Officer of ETH since March 2012. Mr. Mendonça previously held various executive positions and the title of member of the board of directors at subsidiaries and affiliates of the Company. In July 2002, Mr. Mendonça joined the Company, assuming the position of Vice President with the responsibility of leading the Polyolefin Business Unit, managing the production, innovation, technology, marketing and trade areas for polyethylene, polypropylene and PET resins. In August 2008, he assumed control of the Company’s Basic Petrochemical Business and later, in 2009, while acting as vice chief executive officer, he was designated as the individual responsible for the Polymers Unit. In January 2010, he assumed the Presidency of Braskem Petroquímica S.A. and Braskem QPar S.A. In March 2011, he assumed the Presidency of Braskem America Finance Company (“Braskem Finance”) and Braskem America Inc. (“Braskem America”) and the Vice-Presidency responsible for the Company’s International Business Unit. He has always performed work related to operating departments, and has also worked in France, China, the United States and Brazil for the Rhodia/Rhône-Poulenc Group, having assumed the Vice-Presidency of Rhodia USA, participating in the Group’s Operating Committee in 2001. With the exception of the position as a Company Board of Directors Member, Mr. Mendonça does not hold any administrative position in any publicly-held company. Mr. Mendonça holds an undergraduate degree in Production engineering from Escola Politécnica da Universidade de São Paulo [Polytechnic School of the University of São Paulo] and an MBA from Insead/France.

PAULO ROBERTO DA COSTA

Mr. Costa has occupied the position of Chief Supply Officer of Petrobras since 2004, a company that indirectly owns more than 5% interest in the Company through the same class or type of securities. He has also been a member of the Board of Directors of BRK, a company which directly controls the Company. With the exception of the position as a Company Board of Directors Member and Officer of Petrobras, Mr. Costa does not hold any administrative position in any other publicly-held company.  Mr. Costa holds an undergraduate degree in Mechanical Engineering from Universidade Federal do Paraná [Federal University of Paraná].

ALMIR GUILHERME BARBASSA

Mr. Barbassa is the Chief Financial and Investor Relations Officer of Petrobras, a company that directly owns more than 5% interest in the Company through the same class or type of securities. He has held the position of executive manager of Petrobras since June 2005. Mr. Barbassa previously occupied various financial and planning positions within the Petrobras System. With the exception of the position as a Company Board of Directors Member, Mr. Barbassa does not hold any administrative position in any other publicly-held company. Mr. Barbassa holds an undergraduate degree in Economics from Fundação Getúlio Vargas do Rio de Janeiro and also obtained his master’s in Economics from the same institution in 1973.

JOSÉ ALCIDES SANTORO MARTINS

Mr. Martins is the Chief Gas and Energy Officer at Petrobras, a position he assumed in February 2012. Until such date, he had held the position of Executive Manager of Operations and Participations in Energy since November 2008. With 32 years of experience at Petrobras, José Alcides has held various managerial roles, in addition to being a member of the board of directors of various Petrobras subsidiaries. He was also the Chief Technology Officer of the Center for Gas and Renewable Energy technologies – CTGAS-ER from February 2004 to May 2005 and Petroleum, Gas and Biofuels Officer for Empresa de Pesquisa Energética – EPE from May 2005 to June 2006. Mr. Martins holds an undergraduate degree in civil engineering from Universidade de São Paulo (USP) [University of São Paulo], and graduate degrees in Geotechnical Engineering from PUC-Rio and Energy Systems Planning from Unicamp.

FRANCISCO PAIS

Mr. Pais has been the Executive Manager of Corporate Supply for Petrobras since 2009, a company that directly owns more than 5% interest in the Company through the same class or type of securities. He also held the position of assistant of the Chief Supply Officer for Petrobras from 2003 to 2009. From 1998 to 2002, Mr. Pais worked as a member of the Fiscal Board for Fundação Ricardo Franco do Instituto Militar de Engenharia (IME) [Military Institute of Engineering]. He also worked as a member of the Board of Directors of BRK, a company which directly controls the Company. He is currently a member of the Board of Directors of Refinaria de Petróleo Riograndense S.A., the current name of Refinaria de Petróleo Ipiranga S.A. (“RPI”), as well as of Logum Logística. With the exception of the position as a member of the Company’s Board of Directors, Mr. Pais does not hold any administrative position in any other publicly-held company. Mr. Pais holds an undergraduate degree in Civil Engineering from Instituto Militar de Engenharia (IME) and an MBA from Fundação Getúlio Vargas do Rio de Janeiro.

Alternate Members

CLÁUDIO MELO FILHO

Mr. Filho is the Vice-President of Political-Institutional Relations of Odebrecht. Mr. Filho has worked as Financial Manager and Director of Contracts in various projects by CNO in Brazil and in Angola from 1990 to 2004. He has also held a position as Alternate Member of the board of directors of ETH Investimentos S/A. and Foz do Brasil and as Full Member of the Board of Directors of Concessionária Bahia Norte S/A. and Fonte Nova Negocio e Participações S/A. With the exception of the position as a Company Board of Directors Member, Mr. Filho does not hold any administrative position in any publicly-held company. Mr. Filho holds an undergraduate degree in business administration from Universidade de Brasília [University of Brasília] and a graduate degree in financial administration from Fundação Getúlio Vargas.

ANDRÉ AMARO DA SILVEIRA

Mr. Silveira joined the Odebrecht group in 1988 and is currently responsible for the Personnel, Planning and Development department at Odebrecht. Mr. Silveira is also a board of directors member of ETH, Foz Brasil, OOG, OR and OTP. Mr. Silveira was one of the Vice Chief Executive Officers of the Company from 2008 to 2009. Mr. Silveira occupied various positions within the Odebrecht group since 1988, including as president of Bento Pedroso Construções SA, in Portugal, Structured Investments and Financing Officer of CNO from 2003 to 2006 and Vice President of Strategic Planning for Odebrecht Baú Ag, in Germany, from 1994 to 1997. With the exception of the position held at the Company, Mr. Silveira does not hold any administrative position in any publicly-held company. Mr. Silveira holds an undergraduate degree in civil engineering from Universidade Federal de Minas Gerais [Federal University of Minas Gerais] and an MBA from IMD-International, in Switzerland.

CARLA GOUVEIA BARRETTO

Mrs. Barretto joined Odebrecht in 1994 and is currently responsible for the Personnel and Organization Program at Odebrecht. She was already responsible for strategic planning at Odebrecht in 2008. Mrs. Barretto previously held various positions within the Odebrecht group, including controller of CNO from 2005 to 2007 and controller of the Company’s Polyolefin unit from 2002 to 2005. With the exception of the position held with the Company, Mrs. Barretto does not hold any administrative position in any publicly-held company. Mrs. Barretto received her undergraduate degree in Business Administration from Universidade Salvador (UniFacs) in 1989, graduating with Honors, and completed her Corporate MBA at Fundação Dom Cabral, in Belo Horizonte.

MAURO MOTTA FIGUEIRA

Mr. Figueira joined the Odebrecht group in 2010 and is currently the Chief Financial Planning Officer for Odebrecht. Mr. Figueira held the position of Senior Manager of Monitor Group do Brasil Ltda., a global strategic consulting company, from 2008 to 2010 and held the position of Marketing controller for Janssen Cilag Farmacêutica Ltda., the pharmaceutical division of the Johnson & Johnson group in 2007. With the exception of the position held at the Company, Mr. Figueira does not hold any administrative position in any publicly-held company. Mr. Figueira holds an undergraduate degree in production engineering from Escola Politécnica de São Paulo (USP) [Polytechnic School of São Paulo] and an MBA from the University of Virginia Darden School of Business (UVA).

MONICA BAHIA ODEBRECHT

Mrs. Odebrecht has been an Officer of ODBINV S.A. (“ODBINV”) since 2009, the controlling company of Odebrecht and a company that indirectly owns more than 5% interest in the Company through the same class or type of securities. Mrs. Odebrecht has worked for the Odebrecht group since 1994 and is currently the Officer of various companies within the group, as well as the Legal Manager of Odebrecht. She has also worked as Secondment at Clifford Chance LLP, an American law firm, from 1999 to 2000. Upon returning to Brazil in 2000, she worked in the corporate and financial areas of the companies conducting Chemical and Petrochemical business within the Odebrecht Organization until 2002, when she transferred to the Engineering and Construction areas of the Odebrecht Organization, while also being responsible for the corporate and financial areas until 2008. With the exception of the position as a Company Board of Directors Member, Mrs. Odebrecht does not hold and has not held any administrative position in any other publicly-held company. Mrs. Odebrecht holds an undergraduate degree in Law from Universidade Católica de Salvador [Catholic University of Salvador].

PAULO OLIVEIRA LACERDA DE MELO

Mr. Melo has been the Chief Executive Officer of CNO since 2009. He began his activities with the Odebrecht Organization in 1973 as an intern. Mr. Melo performed various roles within the executive area and the board of directors of Odebrecht subsidiaries and affiliates. Mr. Melo previously held the position of Director Superintendent of Odebrecht Angola from 1988 to 1992. He was also the Director President of SLP-Engineering  from 1992 to 1996 in the United Kingdom and President of Tenenge  from 1993 to 1996, as well as Vice President of CNO from 1997 to 2009. With the exception of the position as a Company Board of Directors Member, Mr. Melo does not hold any administrative position in any publicly-held company. Mr. Melo holds an undergraduate degree in Civil Engineering from Escola Politécnica de Pernambuco [Polytechnic School of Pernambuco].

ANTONIO APARECIDA DE OLIVEIRA

Mr. Oliveira has been employed by Petrobras since 1987, a company that directly owns more than 5% interest in the Company through the same class or type of securities. He has occupied various technical, executive and managerial positions at Petrobras and is currently the Manager of Petrochemical Participations. From 1999 to 2003, he worked as the Corporate and Planning Superintendent for Financiadora de Estudos e Projetos – FINEP, a publicly-held company bound to the Ministry of Science and Technology. From September 2006 to July 2008, Mr. Oliveira worked as a member of the Board of Directors of Companhia Integrada Têxtil de Pernambuco – CITEPE. From October 2007 to June 2008 he was a member of the Board of Directors of IPQ.  From June 2008 to April 2010, Mr. Oliveira was a member of the Board of Directors of Braskem Petroquímica S.A. (current name of Quattor Petroquímica S.A.). He has also been a member of the Board of Directors of Braskem QPar S.A (the current name of Quattor Participações S.A.). With the exception of the position held as an alternate member of the Company’s Board of Directors and the other positions set forth above, Mr. Oliveira does not hold any administrative position in any other publicly-held company. Mr. Oliveira holds an undergraduate degree in Engineering from Universidade Federal de Minas Gerais and a Master’s in Business Administration from Universidade Federal do Rio de Janeiro [Federal University of Rio de Janeiro]. He has graduated from executive development courses by The Wharton School of the University of Pennsylvania, Harvard Business School and the Kellogg School of Management at Northwestern University, in addition to other specialization courses in administration and the petroleum industry.

GUSTAVO TARDIN BARBOSA

Mr. Barbosa has held the position of Executive Finance Manager for Petrobras since 2011, a company that directly owns more than 5% interest in the Company through the same class or type of securities. He previously held the position of Financial Manager of Petrobras America Inc (PAI) and was an alternate member of the Board of Directors of BRK. Mr. Barbosa holds an undergraduate degree in civil engineering from Pontifícia Universidade Católica do Rio de Janeiro, and graduate degrees in Corporate Finance from the London Business School and Advanced Management from the Wharton School.

ARÃO DIAS TISSER

Mr. Tisser has held the position of Management Coordinator for Petrochemical Participations Management for Petrobras since May 2008, a company that directly owns more than 5% interest in the Company through the same class or type of securities. He was an alternate member of the Board of Directors of BRK. Mr. Tisser also worked as the Management Coordinator for the Management of Participations in Petrochemical Plants for Petrobras from October 2004 to May 2008 and as the Commercial Manager for Nafta and Industrial Raw Materials from February 2001 to October 2004. He was an alternate member of the Board of Directors of Petroquímica Paulínia S.A. from April 2008 to July 2008. With the exception of the position held as an alternate member of the Company’s Board of Directors, Mr. Tisser does not hold any administrative position in any other publicly-held company. Mr. Tisser holds both undergraduate and graduate degrees in Civil Engineering from Universidade Federal do Rio de Janeiro and an LLM in Corporate-Business and Tax Law from IBMEC of Rio de Janeiro.

ANDREA DAMIANI MAIA DE ANDRADE

For the last 5 years, Mrs. Andrade has worked as an employee of Petrobras, a company that directly owns more than 5% interest in the Company through the same class or type of securities. She was an alternate member of the Board of Directors of BRK, a company which directly controls the Company. With the exception of the position held as an alternate member of the Company’s Board of Directors, Mrs. Andrade does not hold and has not held any administrative position in any other publicly-held company. Mrs. Andrade holds an undergraduate degree in law from Universidade de São Paulo and a graduate degree in Competition Law from the Getúlio Vargas Foundation of Rio de Janeiro.

(b) description of any criminal sentence, any sentence rendered in an administrative proceeding by CVM and any unappealable sentence within the judicial or administrative spheres which may have suspended or made the individual ineligible from practicing any professional or business activity:

None.

12.9 Marital relationship, common-law marriage or kinship up to the second degree involving Company directors

a.       Directors of the issuer

There is a first-degree kinship by consanguinity between the full member of the Company’s Board of Directors and an alternate member thereof, as well as a first-degree kinship by affinity between an alternate member of the Company’s Board of Directors and a member of the Company’s Executive Office.

b.       (i) directors of the issuer and (ii) directors of the companies directly or indirectly controlled by the issuer.

There is a first-degree kinship by affinity between an alternate member of the Company’s Board of Directors and a member of the Executive Office of companies directly or indirectly controlled by the Company.

c.       (i) directors of the issuer and its directly or indirectly controlled companies and (ii) direct or indirect controlling companies of the issuer

There is no marital relationship, common-law marriage or kinship up to the second degree between directors of the Company or its directly or indirectly controlled companies and the direct or indirect controlling companies of the Company and the directors of companies directly or indirectly controlled by the Company.

d.       (i) directors of the issuer and (ii) directors of companies directly or indirectly controlling the issuer

There is a first-degree kinship by consanguinity between an alternate member of the Company’s Board of Directors and a member of the Executive Office of Odebrecht and ODBINV; a first-degree kinship by affinity between a member of the Company’s Executive Office and a member of the Executive Office of ODBINV and Odebrecht Serviços e Participações S.A. (“OSP”); a first-degree kinship by consanguinity between an alternate member of the Company’s Board of Directors and a member of the Board of Directors of Odebrecht and ODBINV.

12.10 Subordinate, service provision or control relationships involving Company directors in the last 3 fiscal years

a.       Company directly or indirectly controlled by the issuer:

Board of Directors Candidates:

Sitting Members:

Alfredo Lisboa Ribeiro Tellechea: (i) was an officer of CCI – Comercial Importadora S.A., merged into Braskem Importação e Exportação Ltda. in 2009; (ii) was a board of directors member and officer of Copesul – Companhia Petroquímica do Sul, which was merged into Ipiranga Petroquímica S.A., which in turn was merged into the Company in 2008; and (iii) was an officer of Ipiranga Petroquímica S.A.;

Luiz de Mendonça: (i) was the Vice Chief Executive Officer responsible for the Company’s Polymers Unit in 2009; (ii) was the Chief Executive Officer of Braskem Petroquímica S.A. and da Braskem QPar S.A. in 2010; (iii) was the President of Braskem America and Braskem Finance and the Vice-President responsible for the Company’s International Business Unit in 2011; and (iv) was a member of the board of directors of Braskem America, Braskem Finance, Braskem Europe GmbH, Braskem Idesa S.A.P.I., Braskem Idesa Servicios, S.A. de C.V, Cetrel S.A. and Rio Polímeros S.A.

Francisco Pais: is a member of the Board of Directors of Refinaria de Petróleo Riograndense S.A., the current name of Refinaria de Petróleo Ipiranga S.A.

Alternate Members:

André Amaro da Silveira: (i) was an officer of Companhia Alagoas Industrial – Cinal; and (ii) was a director of Ideom Tecnologia Ltda., a company merged into the Company on February 28, 2012.

b.       Direct or indirect controlling company of the issuer

Board of Directors Candidates:

Sitting Members:

Marcelo Bahia Odebrecht: is the Chief Executive Officer of Odebrecht;

Newton Sérgio de Souza: is the Chief Executive Officer of the legal department of Odebrecht, Executive Officer of Norquisa and Officer of OSP;

Felipe Montoro Jens: is the Vice Chief Executive Officer of the financial department of Odebrecht. He also holds the position of board of directors member in a few companies belonging to the same economic group as the Company, namely: ETH, Foz do Brasil, OOG, OTP and MESA;

Luiz de Mendonça: is the Chief Executive Officer of ETH.

Paulo Roberto da Costa: was a member of the Board of Directors of BRK, a direct controlling company of the Company.

Almir Guilherme Barbassa: was a member of the Board of Directors of BRK, a direct controlling company of the Company;

Francisco Pais: was a member of the Board of Directors of BRK, a direct controlling company of the Company.

Alternate Members:

Cláudio Melo Filho: is the Chief Executive Officer of Political-Institutional Relations of Odebrecht;

André Amaro da Silveira: is responsible for business planning and development of Odebrecht, Officer of BRK, OSP and Norquisa;

Carla Gouveia Barreto: (i) was responsible for the financial managerial planning and monitoring area of Odebrecht from June 2005 to December 2007; and (ii) responsible for the Personnel and Organization Program of Odebrecht;

Monica Bahia Odebrecht: (i) was an Officer of BRK (the Company’s direct controlling company) from 2009 to 2010; (ii)       has been an Officer of ODBINV (the Company’s indirect controlling company) since 2010; and (iii) has been an Officer of OSP, an indirect controlling company of the Company, since December 2010;

Paulo Oliveira Lacerda de Melo: is the Chief Executive Officer of CNO. He also holds the position of board of directors member in a few companies belonging to the same economic group as the Company, namely: ETH, ETH Investimentos S.A., OOG and Odebrecht Engenharia e Construção S.A;

Mauro Motta Figueira: is the Chief Financial Planning Officer of Odebrecht;

Antonio Aparecida de Oliveira: was an alternate member of the Board of Directors of BRK, a direct controlling company of the Company;

Gustavo Tardin Barbosa: was an alternate member of the Board of Directors of BRK, a direct controlling company of the Company;

Arão Dias Tisser: was an alternate member of the Board of Directors of BRK, a direct controlling company of the Company;

Andrea Damiani Maia de Andrade: was an alternate member of the Board of Directors of BRK, a direct controlling company of the Company.

c.       if relevant, supplier, client, debtor or creditor of issuer, its controlled or controlling companies of any of these individuals.

Sitting Members:

Paulo Roberto da Costa: is the Supply Officer of Petrobras;

Almir Guilherme Barbassa: is the Chief Financial and Investor Relations Officer of Petrobras;

José Alcides Santoro Martins:  is the Chief Gas and Energy Officer of Petrobras;

Francisco Pais: is the Executive Manager of Corporate Supply for Petrobras.

Alternate Members:

Antonio Aparecida de Oliveira: is an employee of Petrobras;

Gustavo Tardin Barbosa: is the Executive Finance Manager of Petrobras;

Arão Dias Tisser: is an employee of Petrobras;

Andrea Damiani Maia de Andrade:  is an employee of Petrobras.

Managers Compensation Proposal for 2012

(required by article 12 of ICVM No 481 – items 13 of the Reference Form)

1.    Managers Compensation Proposal for 2012

According to the Compensation Policy approved by the Board of Directors, the global compensation proposal for Braskem’s Statutory Managers s is based on:

•         The results from the HAY Executive Compensation Study for defining monthly fees;

•         The Economic Profit agreed on for the financial year for defining the variable compensation installment.

The amount proposed as Global Fees (Braskem’s Statutory Managers) and respective charges, plus short and long term benefits for the 2012 financial year add up R$ 33,995 million, compared to R$ 32,493 million in the 2011 financial year.

The variation in amounts between 2012/2011 are based on the estimated composition of Managers Fees according to market references, taking into consideration the monthly and variable Compensation and short and long term benefits.

2.    Summary of main variations in 2012 / 2011

Managers 7 statutory officers	Board of Directors 11 board members and 11 alternate members

 (R$ in thousands)

Breakdown	2012	2011
Fees	24,791	24,614
Short and Long Term Benefits	3,768	2,512
Charges	5,436	5,367
Total	33,995	32,493

Fiscal Board 5 board members and 5 alternate members

(R$ in thousands)

Breakdown	2012	2011
Fees	478	449
Charges	96	90
Total	574	539

Proposal for the Annual Global Compensation of members of the Board of Directors and Fiscal Board– Financial Year 2012

1.   Board of Directors Members

Statutory Officers and Members of the Board of Directors	R$ 33,995

(in R$ thousands)

2.   Fiscal Board

Fiscal Board Members	R$ 574

(in R$ thousands)

13. COMPENSATION OF MANAGERS

13.1 Compensation policy and practices of the board of directors, statutory and non-statutory executive office, fiscal board, statutory committees, audit, risk, financial and compensation committees.

(a) Objectives of the Company’s compensation policy

The Company adopts a competitive and transparent compensation system for all its members, which seeks to attract and retain the best professionals in the market, as well as allows the collective and individual management of the compensation of its members. The Company pays its managers based on market practices and according to their duties and responsibilities in the effective running of its business. In the case of Officers, the variable compensation policy allows the Company to share its risks and profits with its main executives.

(b) Compensation composition

(i)      description of compensation elements and their respective objectives:

Board of Directors and Fiscal Board

The full members of the Board of Directors and the Fiscal Board are compensated through fees (fixed compensation). This type of compensation aims to remunerate the members of the Board of Directors and the Fiscal Board according to their duties and responsibilities in the effective running of the Company’s business.

Statutory and Non-Statutory Executive Office

The members of the statutory and non-statutory Executive Office are entitled to a monthly fixed compensation and a variable compensation which is conditional to individual performance in exceeding previously agreed results and to the occurrence of economic results.

Officers may also participate in the Long Term Incentive Program, which consists of the acquisition of Investment Units based on the average closing price of Class “A” (BRKM 5) preferred shares issued by the Company. The terms and conditions of this program are detailed in item 13.4 below.

Lastly, Officers are entitled to the benefits offered by the Company to all of its other employees, such as medical and dental insurance, meal vouchers and supplementary pension plan. Such benefits complete the compensation package for Company members based on market practices and compose the compensation earned.

Statutory, audit, risk, financial and compensation committees

None. The Company has three support committees to the Board of Directors, namely: (i) Finance and Investment Committee; (ii) Personnel and Organization Committee; and (iii) Communication and Strategy Committee. The committees are composed of the actual members of the Company’s Board of Directors, who do not receive any additional compensation for their participation in such committees.

(ii)      proportion of each element in the total compensation

Board of Directors and Fiscal Board

The compensation for the members of the Board of Directors and the Fiscal Board is fixed and fully composed of fees.

Statutory and Non-Statutory Executive Office

The total compensation for this group is comprised of approximately 28% fixed compensation, 70% variable compensation and 2% benefits.

Statutory, audit, risk, financial and compensation committees

None. The Company does not have such bodies.

(iii)     calculation and adjustment methodology for each compensation element

Board of Directors

The monthly compensation of directors is obtained through surveys conducted with companies belonging to the same industrial segment in which the Company operates. It is the Company’s policy to adhere to the market median.

Fiscal Board

Fiscal Board members receive the minimum compensation set forth in article 162, paragraph 3 of Law No. 6,404/76.

Statutory and Non-Statutory Executive Office

The monthly fixed compensation of Officers is based on the national market, the references of which are obtained through surveys conducted with companies belonging to the same industrial segment in which the Company operates, in particular chemical and petrochemical companies. With regard to the fixed compensation, the Company’s policy is to adhere to the market median.

The monthly fixed compensation ranges are defined based on:

•                    85% of the market median for the minimum amount (Development Range)

•                    Market median as its core reference (Target Market Range)

•                    115% of the market median for the maximum amount (Advanced Performance Range)

With regard to the variable compensation, the Company’s policy is to adhere to the 3rd quartile.

The Company offers the same benefits package to all of its members, including statutory and non-statutory Officers. The adjustments to the amounts result from comparative studies used as a basis to determine the need for review.

Statutory, audit, risk, financial and compensation committees

None. The Company does not have such bodies.

 (iv)    reasons that justify the compensation composition

Board of Directors

References are obtained through the results of surveys conducted with companies of the same industrial field in which the Company operates.

Fiscal Board

Compliance with the provisions of Law.

Statutory and Non-Statutory Executive Office

The purpose of the composition of the compensation earned by the Company’s Officers is to attract and retain the best professionals, based on market practices related to fixed and variable compensation and on the benefits package offered to each position. The Company adopts a more aggressive practice with regard to variable compensation, as it understands that such approach aligns the interests of officers with those of the Company, sharing its risks and results with its main executives.

The distribution of the compensation between fixed and variable installments and the benefits practiced in the 2011 financial year and the compensation planned for the 2012 financial year emphasize the variable compensation and are thus in line with the purposes of the compensation adopted by the Company.

Statutory, audit, risk, financial and compensation committees

None. The Company does not have such bodies.

(c) Main performance indicators taken into consideration when determining each compensation element

Board of Directors and Fiscal Board

None.

Statutory and Non-Statutory Executive Office

The classification of the monthly compensation of each Officer depends on the level of compliance with the requirements defined for their program, while the variable compensation is contingent upon compliance with internal targets and the Company’s economic performance, taking the following elements into consideration: (i) operating profits deducted from the corresponding taxes, (ii) capital used, composed of the managerial fixed assets and working capital, and (iii) weighted average capital cost (WACC).

Statutory, audit, risk, financial and compensation committees

None.

(d) How compensation is structured in order to reflect the evolution of performance indicators

Board of Directors and Fiscal Board

None.

Statutory and Non-Statutory Executive Office

The amendments to compensation items are directly linked to individual and Company performance and the achievement of the targets defined for a given time period.

Statutory, audit, risk, financial and compensation committees

None.

(e) How the compensation policy or practice is aligned with the interests of the short, medium and long term issuer

The compensation strategy is associated with factors and premises which make it equitable (proportionally compensating according to the skills, professional qualification and impact on results), competitive (appropriate according to market standards), efficient (with regard to costs to the Company) and safe (committed to the continuity of the business). As short, medium and long term targets are met, more results are generated for the Company which, in turn, distributes the results in the form of fixed compensation in the short term, variable compensation in the medium term and incentives in the long term. Such cycle makes the Company grow and develop whilst aiming its perpetuity.

(f) Existence of compensation supported by subsidiaries, direct and indirect controlled or controlling companies

Board of Directors and Fiscal Board

None.

Statutory and Non-Statutory Executive Office

None.

Statutory, audit, risk, financial and compensation committees

The Company does not maintain any statutory, audit, risk, financial or compensation committees.

(g) Existence of any compensation or benefits linked to the occurrence of specific corporate events, such as disposal of the issuer’s corporate control

There are no compensation elements linked to the occurrence of corporate events.

13.2 Information on the compensation recognized in the results of the 3 previous financial years and the compensation planned for the current financial year for the Board of Directors, statutory executive office and fiscal board

2012

	Board of Directors (Full Members)	Statutory Executive Office	Fiscal Board (Full Members)	Total
Number of Members[1]	11	7	5	23
Annual Fixed Compensation (R$)	2,074,468.77	10,160,731.27	477,972.00	12,713,172.04
Salary / Pro labore	2,074,468.77	9,966,666.67	477,972.00	12,519,107.44
Direct and indirect benefits	N/A	194,064.60	N/A	194,064.60
Participation in Committees	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Variable Compensation	N/A	12,750,000.00	N/A	12,750,000.00
Bonus	N/A	N/A	N/A	N/A
Profit-sharing	N/A	12,750,000.00	N/A	12,750,000.00
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Post-employment benefits	N/A	386,640.00	N/A	386,640.00
Benefits for Discontinuance of Term of Office	N/A	N/A	N/A	N/A
Share-based compensation[2]	N/A	3,187,500.00	N/A	3,187,500.00
Total[3]	2,074,468.77	26,484,871.27	477,972.00	29,037,312.04

(1)   In compliance with CVM guidelines, the annual average number of members of each body was calculated.

(2)   These amounts refer to the long term incentive program detailed in item 13.4 below.

(3)   The total amount does not include social security and labor-related charges.

In the table above, “N/A” means the Company does not have the respective type of compensation for the relevant body during the financial year in question.

2011

	Board of Directors (Full Members)	Statutory Executive Office	Fiscal Board (Full Members)	Total
Number of Members[1]	11	7	5	23
Annual Fixed Compensation (R$)	1.577.200,00	5.522.696,71	290.736,00	7.390.632,71
Salary / Pro labore	1.577.200,00	5.368.582,66	290.736,00	7.236.518,66
Direct and indirect benefits	N/A	154.114,05	N/A	154.114,05
Participation in Committees	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Variable Compensation	N/A	13.677.559,42	N/A	13.677.559,42
Bonus	N/A	N/A	N/A	N/A
Profit-sharing	N/A	13.677.559,42	N/A	13.677.559,42
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Post-employment benefits	N/A	222,663.47	N/A	222,663.47
Benefits for Discontinuance of Term of Office	N/A	N/A	N/A	N/A
Share-based compensation	N/A	N/A	N/A	N/A
Total	1,577,200.00	19,422,919.60	290,736.00	21,290,855.60

(1)   In compliance with CVM guidelines, the annual average number of members of each body was calculated.

In the table above, “N/A” means the Company does not have the respective type of compensation for the relevant body during the financial year in question.

2010

	Board of Directors (Full Members)	Statutory Executive Office	Fiscal Board (Full Members)	Total
Number of Members[1]	11	6.58	5	22.58
Annual Fixed Compensation (R$)	1,536,000.00	5,887,964.54	328,352.00	7,752,316.54
Salary / Pro labore	1,536,000.00	5,721,497.90	328,352.00	7,585,849.90
Direct and indirect benefits	N/A	166,466.64	N/A	166,466.64
Participation in Committees	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Variable Compensation	N/A	13,400,000.00	N/A	13,400,000.00
Bonus	N/A	N/A	N/A	N/A
Profit-sharing	N/A	13,400,000.00	N/A	13,400,000.00
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Post-employment benefits	N/A	181,345.77	N/A	181,345.77
Benefits for Discontinuance of Term of Office	N/A	N/A	N/A	N/A
Share-based compensation	N/A	N/A	N/A	N/A
Total	1,536,000.00	19,469,310.31	328,352.00	21,333,662.31

(1)   In compliance with CVM guidelines, the annual average number of members of each body was calculated.

In the table above, “N/A” means the Company does not have the respective type of compensation for the relevant body during the financial year in question.

2009

	Board of Directors (Full Members)	Statutory Executive Office	Fiscal Board (Full Members)	Total
Number of Members[1]	11	7.16	5	22
Annual Fixed Compensation (R$)	1,608,000.00	4,703,780.06	324,380.00	6,636,160.06
Salary / Pro labore	1,608,000.00	4,544,413.53	324,380.00	6,476,793.53
Direct and indirect benefits	N/A	159,366.53	N/A	159,366.53
Participation in Committees	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Variable Compensation	N/A	12,695,630.00	N/A	12,695,630.00
Bonus	N/A	N/A	N/A	N/A
Profit-sharing	N/A	12,695,630.00	N/A	12,695,630.00
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Post-employment benefits	N/A	116,031.06	N/A	116,031.06
Benefits for Discontinuance of Term of Office	N/A	N/A	N/A	N/A
Share-based compensation	N/A	N/A	N/A	N/A
Total	1,608,000.00	17,515,441.12	324,380.00	19,447,821.12

(1)   In compliance with CVM guidelines, the annual average number of members of each body was calculated.

In the table above, “N/A” means the Company does not have the respective type of compensation for the relevant body during the financial year in question.

13.3 Information on the variable compensation of the 3 previous financial years and the compensation planned for the current financial year for the board of directors, statutory executive office and fiscal board

2012

	Board of Directors (Full Members)	Statutory Executive Office	Fiscal Board (Full Members)	Total
Number of Members[1]	11	7	5	23
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan – targets achieved	N/A	N/A	N/A	N/A
Amount effectively recognized	N/A	N/A	N/A	N/A
Profit-sharing
Minimum amount set forth in the compensation plan	N/A	0.00	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	16,600,000.00	N/A	16,600,000.00
Amount set forth in the compensation plan – targets achieved	N/A	12,750,000.00	N/A	12,750,000.00
Amount effectively recognized	N/A	N/A	N/A	N/A

(1)   In compliance with CVM guidelines, the annual average number of members of each body was calculated based on information from January 2012.

In the table above, “N/A” means the Company does not have the respective type of compensation for the relevant body during the financial year in question.

2011

	Board of Directors (Full Members)	Statutory Executive Office	Fiscal Board (Full Members)	Total
Number of Members[1]	11	7	5	23
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan – targets achieved	N/A	N/A	N/A	N/A
Amount effectively recognized	N/A	N/A	N/A	N/A
Profit-sharing
Minimum amount set forth in the compensation plan	N/A	0.00	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	16,104,000.00	N/A	16,104,000.00
Amount set forth in the compensation plan – targets achieved	N/A	13,420,000.00	N/A	13,420,000.00
Amount effectively recognized	N/A	13,677,559.42	N/A	13,677,559.42

(1)   In compliance with CVM guidelines, the annual average number of members of each body was calculated.

In the table above, “N/A” means the Company does not have the respective type of compensation for the relevant body during the financial year in question.

2010

	Board of Directors (Full Members)	Statutory Executive Office	Fiscal Board (Full Members)	Total
Number of Members[1]	11	6.58	5	22.58
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan – targets achieved	N/A	N/A	N/A	N/A
Amount effectively recognized	N/A	N/A	N/A	N/A
Profit-sharing
Minimum amount set forth in the compensation plan	N/A	0,00	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	14,400,000.00	N/A	14,400,000.00
Amount set forth in the compensation plan – targets achieved	N/A	13,400,000.00	N/A	13,400,000.00
Amount effectively recognized	N/A	13,400,000.00	N/A	13,400,000.00

(1)   In compliance with CVM guidelines, the annual average number of members of each body was calculated.

In the table above, “N/A” means the Company does not have the respective type of compensation for the relevant body during the financial year in question.

2009

	Board of Directors (Full Members)	Statutory Executive Office	Fiscal Board (Full Members)	Total
Number of Members[1]	11	7.16	5	23
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan – targets achieved	N/A	N/A	N/A	N/A
Amount effectively recognized	N/A	N/A	N/A	N/A
Profit-sharing
Minimum amount set forth in the compensation plan	N/A	0.00	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	14,599,974.50	N/A	14,599,974.50
Amount set forth in the compensation plan – targets achieved	N/A	12,695,630.00	N/A	12,695,630.00
Amount effectively recognized	N/A	12,695,630.00	N/A	12,695,630.00

(1)   In compliance with CVM guidelines, the annual average number of members of each body was calculated.

In the table above, “N/A” means the Company does not have the respective type of compensation for the relevant body during the financial year in question.

13.4 Share-based compensation plan for the board of directors and the statutory executive office in force during the previous financial year and planned for the current financial year

Board of Directors

The Company did not have a share-based compensation plan for the members of the board of directors during the previous financial year and does not have one for the current financial year.

Statutory Executive Office:

Described below in items “a” and “n” of this item 13.4.

(a) General terms and conditions

The Long Term Incentive Program is currently being reviewed for approval within the course of this financial year.

The following descriptions remain currently effective:

Each year, the Company’s Chief Executive Officer submits a Long Term Incentive Program (“Program”) which is offered to the Officers, whether statutory or not, for approval by the Company’s Board of Directors. This Program consists of the acquisition of Investment Units, which are based on the average closing price for Class “A” (BRKM 5) preferred shares issued by the Company.

It is worth mentioning that the Investment Unit does not grant the condition of Company shareholder to its holder, nor any rights or privileges inherent to such condition, especially the right to vote and other political rights. Thus, the information requested in the subitems of this item 13.4 have been adapted, whenever necessary, to the characteristics of the Long Term Incentive Plan, known in the market as the “Phantom Option Plan”.

Each Program compulsorily includes: (i) the maximum number of Investment Units to be issued that year; (ii) the beneficiaries to whom the Investment Units will be offered, referred to as “Investor Partner Businessmen”; (iii) the purchase price of Investment Units, to be paid by Investor Partner Businessmen; (iv) the estimate allocation of the Investment Units among the identified Investor Partner Businessmen and (v) the amount of Investment Units to be given to the Investor Partner Businessman as incentive for acquisition of the allocated Units.

(b) Main purposes of the plan

The Program seeks to offer Investor Partner Businessmen an opportunity to invest in the Company’s Investment Units, considering the provision of item ‘d’ below

(c) How the plan contributes to such purposes

The plan contributes to the extent its design  can generate new opportunities and rewards in the form of compensation only when wealth is generated for the Company and, in exchange, more key “businessmen” are retained for the Company.

(d) How does the plan fit into the compensation policy of the issuer

The Program is part of the compensation “mix” adopted by the Company, associated with the Variable Compensation Policy and in line with the concept of Total Compensation according to Market References.

(e) How the plan aligns the interests of managers and the issuer in the short, medium and long term

The Program seeks to converge the interests and generate wealth in the long term, thus strengthening long term commitment, allowing an increase in global gains for Investor Partner Businessmen during their time with the Company and contributing to the formation of additional equity during and after their career.

(f) Maximum number of shares comprised

The maximum number of Investment Units to be issued is proposed to the Company’s Board of Directors on an annual basis by the Chief Executive Officer.

(g) Maximum number of shares to be granted

The maximum number of Investment Units to be granted is contingent upon the resolution by the Company’s Board of Directors.

(h) Share acquisition conditions

Statutory and non-statutory officers appointed by the Company’s Chief Executive Officer each year shall be eligible for the Long Term Incentive Plan and the acquisition of Investment Units, taking into consideration the challenge and strategic liability faced by each of them for the financial year. The appointments made by the Chief Executive Officer are submitted for approval by the Company’s Board of Directors.

(i) Criteria for setting the acquisition price or the financial year

Corresponds to the average closing price of Class “A” (BRKM 5) preferred shares issued by the Company in the Stock Exchange of São Paulo between the months of October and March of each year.

(j) Criteria setting the financial year term

The redemption of Investment Units shall be subject to a 5-year grace period, counted as of entry into the Program. Entrance in the Program is regarded as the date of the first Investment Unit Purchase Agreement entered into with the Investor Partner Businessman. Upon completion of the 5-year grace period, the Investor Partner Businessman may withdraw up to 20% of the outstanding balance of Investment Units owned. After the initial withdrawal, the Investor Partner Businessman may perform new withdrawals of up to 10% of the balance of Investment Units owned each year.

(k) Form of settlement

Settlement may occur in three different ways, as follows:

•                Compliance with the 5-year grace period counted as of entry into the Program. After these 5 years, the investor may withdraw up to 20% of the balance of Investment Units it owns. After the initial withdrawal, new withdrawals of up to 10% of the balance of the Investment Units may be performed each year.

•               Termination of the employment relationship or term of office. If the Investor Partner Businessman is dismissed without cause, is no longer an employee or is removed from the office of manager without retention of the employment bond, it may redeem all the Investment Units it owns. If the Investor Partner Businessman is dismissed with cause, leaves office or resigns from office of manager, without retention of the employment bond, only the Investment Units acquired by the Investor Partner Businessman will be available for redemption, that is, in this case, the Investor Partner Businessman will not be entitled to the Investment Units granted by the Company as incentive to acquire the allocated Units.

•                Death. In case of the death of the Investor Partner Businessman, all Investment Units shall undergo early redemption by the Company upon opening of the inventory, and the amount redeemed will be transferred to the estate for subsequent distribution to its heirs or successors.

(l) Share transfer restriction

The transfer of Investment Units is not allowed.

(m) Criteria and events which, when verified, will cause the suspension, amendment or extinguishment of the plan

Any significant change regarding the legal or tax-related treatment of the Program may lead to its partial or full amendment, or even its suspension or extinguishment by the Company’s CEO, according to the relevant approval by Board of Directors, while preserving the conditions in force and the rights acquired until such time.

(n) Effects generated on the rights set forth in the share-based compensation plan following the manager’s exit from the issuer’s bodies

Please see item “k” above.

13.5 Number of directly or indirectly held shares or quotas, whether in Brazil or abroad, and other securities convertible into shares or quotas, issued by the issuer, its direct or indirect controlling shareholders, controlled companies or companies under shared control, members of the board of directors, the statutory executive office or the fiscal board on the closing date of the previous financial year

Shares issued by the Company

Board of Directors

Common shares: 169

Class A preferred shares: 76,997

Statutory Executive Office

Common shares: 100

Class A preferred shares: 4,000

Fiscal Board

The members of the Fiscal Board do not own securities issued by the Company.

Shares or quotas issued by the Company’s direct or indirect controlling shareholders

Controlling Group

Common shares: 420,761,481

Class A preferred shares: 79,182,488

Shares or quotas issued by the Company’s direct or indirect controlling shareholders

Board of Directors

The members of the Board of Directors do not own securities issued by the Company’s direct or indirect controlling shareholders.

Statutory Executive Office

The members of the Statutory Executive Office do not own securities issued by the Company’s direct or indirect controlling shareholders.

Fiscal Board

The members of the Fiscal Board do not own securities issued by the Company’s direct or indirect controlling shareholders.

Shares or quotas issued by controlled companies or companies under common control with the Company

Board of Directors

The members of the Company’s Board of Directors do not own securities issued by controlled companies or companies under common control with the Company.

Statutory Executive Office

2 common shares issued by Cetrel S.A.

2 common shares of Companhia de Desenvolvimento Rio Verde - Codeverde

Fiscal Board

The members of the Fiscal Board do not own securities issued by controlled companies or companies under common control with the Company.

13.6 Information on the share-based compensation recognized in the results of the 3 previous financial years and the compensation planned for the Board of Directors and statutory executive office for the current financial year

None of the information required in the table shown in this item applies to the Company’s Long Term Incentive Program presented in item 13.4.

13.7 Information on the stock option of the board of directors and the statutory executive office by the end of the previous financial year

The Long Term Incentive Program disclosed in item 13.4 does not contemplate stock options.

13.8 Information on exercised stock options and granted shares regarding the share-based compensation of the board of directors and statutory executive office

The Long Term Incentive Program disclosed in item 13.4 does not contemplate stock options.

13.9 Information required to comprehend the data disclosed in items 13.6 to 13.8, such as the explanation of the method used for pricing shares and options

Not applicable, given the Long Term Incentive Program disclosed in item 13.4 does not contemplate stock options.

13.10 Information on the current pension plans granted to the members of the board of directors and statutory executive officers

	Board of Directors (Full Members)	Statutory Executive Office	Fiscal Board (Full Members)
Number of Members	11	7	5
Name of plan	N/A	Odebrecht Previdência	N/A
Number of managers who meet retirement conditions	N/A	0	N/A
Early retirement conditions	N/A	No possibility of early retirement	N/A
Updated amount of accrued contributions in the pension plan until the end of the previous financial year, after deduction of the installment relating to contributions made directly to managers	N/A	1,251,173.95	N/A
Total accrued amount of contributions made during the previous financial year, after deduction of the installment relating to contributions made directly to managers	N/A	151,175.52	N/A
Possibility of early redemption and conditions	N/A	No possibility of early redemption	N/A

In the table above, “N/A” means the Company does not have a pension plan for the relevant body.

13.11 Information on the board of directors, statutory executive office and fiscal board

Item not disclosed based on the injunction approved by the Judge of the 5th Federal Court/RJ, in the case records of proceeding No. 2010.5101002888-5.

13.12 Contractual arrangements, insurance policies and other instruments which structure compensation or indemnity mechanisms for managers in case of removal from office or retirement

There are no contractual arrangements, insurance policies or other instruments which constitute compensation or indemnity mechanisms for managers in case of removal from office or retirement.

13.13 Percentage of the total compensation for each body recognized in the Company’s results regarding members of the board of directors, statutory executive office or fiscal board who are related parties to direct or indirect controlling shareholders, pursuant to accounting rules

2011

Board of Directors: 30.80% Fiscal Board: 60.29%

Statutory Executive Office: 0.00%

2010

Board of Directors: 36.36%

Fiscal Board: 60.00%

Statutory Executive Office: 0.00%

2009

Board of Directors: 27.61%

Fiscal Board: 24.89%

Statutory Executive Office: 0.00%

13.14 Compensation amounts related to members of the Board of Directors, statutory executive office or fiscal board which do not result from the office held thereby.

There is no compensation for members of the Board of Directors, statutory executive office or fiscal board for any reason other than the position they hold in the Company.

13.15 Amounts recognized in the results of direct or indirect controlling shareholders of companies under shared control and controlled companies of the Company, as compensation for members of the Board of Directors, the statutory executive office or the fiscal board of the Company

The total compensation of members of the Board of Directors, the statutory executive office or the fiscal board of the Company for the 2011 financial year was recognized in the Company’s results.

13.16 Other relevant information

All relevant information regarding the compensation of managers was disclosed in the items preceding this Chapter of the Company’s Reference Form.

Proposal for allocation of net income for fiscal year 2011

(in accordance with Attachment 9-1-II of ICVM 481/2009)

The Company’s Management hereby presents the information required under Attachment 9-1-II of CVM Instruction 481 of December 17, 2009:

1.              Inform the net income in the fiscal year:

In 2011, the Company recorded losses of R$525,142 thousand.

2.              Inform the total amount and amount per share of the dividends, including any dividends prepaid and interest on equity already declared:

The Management proposes the payment of total dividends of R$482,593 thousand from the balance of unearned profit reserve, after absorption of losses in the year, as follows:

R$ thousand

Net loss in the year for Company shareholders	(525,142)
Additional indexation of fixed assets	28,156
Dividends prescribed / other	531
Adjusted loss for the year	(496,455)

Unearned profit reserve balance before absorption of losses	995,505
Adjusted absorption of losses for the year	(496,455)
Unearned profit reserve balance after absorption of losses	499,050

Dividends proposed by the Management based on unearned profit reserve	482,593

The proposed dividend per share for all types of shares is R$0.605085049, equivalent to 6% of the unit price of the outstanding shares.

In fiscal year 2011, no dividends were prepaid and no interest on equity was declared by the Company.

3.              Inform the percentage of net income distributed in the fiscal year:

Not applicable. The Company recorded losses in fiscal year 2011 and dividends were proposed from the balance of the profit reserve.

4.              Inform the total amount and amount per share of the dividends distributed based on net income in prior fiscal years:

Total proposed dividends, amounting to R$482,593 thousand will be paid from the profit reserve recorded during fiscal year 2010.

5.              Inform, deducting any dividends prepaid and interest on equity already declared:

(a)        the gross amount per share of dividends and interest on equity, separately for each type and class of share:

The total dividends proposed amounting to R$482,593 thousand, correspond to R$0.605085049 per common and preferred class “A” and “B” shares.

(b) the form and date for the payment of dividends and interest on equity:

The Management of the Company will propose to the Shareholders’ Meeting the make the payment of the full amount of dividends in November 2012.

 (c)      any restatement and interest applicable on the dividends and interest on equity:

In accordance with Article 45 of the Company’s Bylaws, no restatement or interest is applied to the dividends and interest on equity attributed to shareholders.

(d)        declaration date of the payment of dividends and interest on equity considered for identifying those shareholders entitled to receive said payments:

The declaration of dividends to be distributed is subject to approval by shareholders at the Annual Shareholders’ Meeting to be held on April 27, 2012. Once approved, the declaration date will be on April 27, 2012.

6.              If there were any declarations of dividends or interest on equity based on the net income ascertained by semiannual balance sheets or statements for shorter periods:

(a)    inform the amount of dividends or interest on equity already declared:

There were no declarations of dividends or interest on equity based on the net income ascertained by semiannual balance sheets or statements for shorter periods.

(b)    Inform the respective payment dates:

Not applicable.

7.              Provide a comparative table indicating the following amounts per share for each type and class of share:

(a)      net income in the fiscal year and in the three (3) prior fiscal years:

	Fiscal years ended on December 31 (in thousands of R$)
	2011	2010	2009	2008

Net income (loss)	(525,142)	1,895,309	398,491	(2,506,923)
Number of outstanding shares:
Ordinárias	451,668,652	451,668,652	190,462,446	190,462,446
Preferred Class "A"	346,705,720	346,741,918	328,365,830	316,484,733
Preferred Class "B"	593,818	593,818	593,818	593,818
Total shares	798,968,190	799,004,388	519,422,094	507,540,997

Earnings (loss) per share	(0.66)	2.37	0.77	(4.94)

(b)    dividends and interest on equity distributed in the three (3) prior fiscal years:

	Common Shares				Preferred class “A”				Preferred class “B”
	Dividends		IOE		Dividends		IOE		Dividends		IOE

Fiscal year ended December 31, 2010	R$	0.833247140	R$	-	R$	0.833247140	R$	-	R$	0.601988304	R$	-
Fiscal year ended December 31, 2009	R$	-	R$	-	R$	-	R$	-	R$	-	R$	-
Fiscal year ended December 31, 2008	R$	-	R$	-	R$	-	R$	-	R$	-	R$	-

8.              If net income was allocated to the legal reserve:

(a)    identify the amount allocated to the legal reserve:

There was no allocation of net income to the legal reserve in fiscal year 2011.

(b)    detail the method for calculating the legal reserve:

Not applicable.

9.              If the company has preferred shares with the right to fixed or minimum dividends:

(a)    describe the method for calculating the fixed or minimum dividends:

In accordance with the Company's Bylaws, the preferred class "A" and "B" shares are entitled to the payment of a minimum, non-cumulative dividend of six percent (6%) of their "unit value", in accordance with the income available for distribution. Only the preferred class "A" shares are entitled to participate on an equal basis with the common shares in the distribution of the remaining net income, and these shares are only entitled to the dividend after payment of the priority dividend to the preferred class "A" and "B" shares. The preferred class "B" shares do not participate in the remaining net income after said shares receive the above-mentioned minimum dividend.

(b)    inform if the net income in the fiscal year is sufficient for the full payment of the fixed or minimum dividends:

The Company recorded losses for fiscal year 2011. Dividends proposed from the balance of the profit reserve were sufficient for the full payment of the fixed (preferred class "B" shares) and minimum (preferred class "A" shares) dividends.

(c)    identify if any portion not paid is cumulative:

In accordance with the Company’s Bylaws, the portion not paid of the fixed and minimum dividends is not cumulative.

(d)    identify the total amount of fixed or minimum dividends to be paid for each class of preferred shares:

In accordance with Management's proposal, the overall amount of the dividend to be paid for the preferred class "B" shares is R$359 thousand (fixed dividends) and R$208,936 thousand for the preferred class "A" shares (minimum dividend).

(e)    identify the amount of fixed or minimum dividends to be paid for each class of preferred shares:

In accordance with Management’s proposal, the amounts to be paid for the fixed dividends are R$0.605085049 per preferred class “B” share and R$0.605085049 per preferred class "A" share, which corresponds to the payment of the minimum dividend.

10.           Regarding the mandatory dividend:

(a)    describe the calculation method provided for in the bylaws:

Shareholders are entitled to receive as mandatory dividend twenty-five percent (25%) of the net income ascertained at the end of the fiscal year, in accordance with governing law, observing the legal and statutory advantages of the preferred shares. Considering that the Company recorded losses in fiscal year 2011, there are no mandatory dividends to be paid.

(b)    inform if it is being fully paid:

Not applicable.

(c)    inform any amount withheld:

Not applicable.

11.           If the mandatory dividend was withheld due to the company's financial situation:

(a)    inform the amount withheld:

Not applicable.

(b)    describe in detail the company's financial situation, including the aspects related to the analyses of liquidity, working capital and positive cash flows:

Not applicable.

(c)    justify the withholding of dividends:

Not applicable.

12.           If net income was allocated to the contingency reserve:

(a)    identify the amount allocated to the reserve:

Not applicable.

(b)    identify the loss considered probable and the associated lawsuit:

             Not applicable.

(c)    explain why the loss was considered probable:

             Not applicable.

(d)    justify the recording of the reserve:

             Not applicable.

13.           If net income was allocated to the unearned profit reserve:

(a)    inform the amount allocated to the unearned profit reserve:

Not applicable.

(b)    inform the nature of the unearned profit that led to the creation of the reserve:

Not applicable.

14.           If net income was allocated to the statutory reserves:

(a)    describe the clauses in the Bylaws that establish the reserve:

             The Company’s Bylaws do not establish statutory reserves.

(b)    identify the amount allocated to the reserve:

             Not applicable.

(c)    describe how the amount was calculated:

             Not applicable.

15.           If the withholding of net income was provided for in the capital budget:

(a)    identify the amount withheld:

Not applicable.

(b)    provide a copy of the capital budget:

             Not applicable.

16.           If net income was allocated to the tax incentive reserve:

(a)   inform the amount allocated to the reserve:

Not applicable.

(b)   explain the nature of the allocation

           Not applicable.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.